101

04045620

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Insurance Australia Group Limited

*CURRENT ADDRESS Level 21, 388 George Street
Sydney NSW 2000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

FILE NO. 82- 34821 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DATE : 10/13/04

RECEIVED
2003 OCT -1 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6-30-03

Insurance Australia Group Limited

ABN: 60 090 739 923

82-34821

Directory

Stock Exchange Listings
Australian Stock Exchange Limited
ASX code for ordinary shares: **IAG**
ASX codes for reset preference shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)

Investor Information/Administration
Share Registry
ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney NSW 2000
Or by mail to
Insurance Australia Group Limited
C/o ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232

Telephone:	1300 360 688
email:	iag@aprl.com.au
Facsimile:	(02) 9261 8489
Website:	www.iag.com.au

Investor Relations
email: investor.relations@iag.com.au

Ms Anne O'Driscoll
Group Company Secretary & Head of Investor Relations

Telephone:	(02) 9292 3169
Facsimile:	(02) 9292 3109
email:	anne.o'driscoll@iag.com.au

Registered Office
Insurance Australia Group Limited
Level 21, 388 George Street
SYDNEY NSW 2000
Telephone: (02) 9292 9222

Key dates for shareholders - proposed

Final dividend - ordinary shares	4 September 2003
- Ex-dividend date	10 September 2003
- Record date	13 October 2003
- Payment date	
Annual General Meeting	12 November 2003
Half-yearly reset preference shares dividends due	15 December 2003
Announcement of half-year results to 31 December 2003	26 February 2004
Interim dividend – ordinary shares	
- Ex-dividend date	11 March 2004
- Record date	17 March 2004
- Payment date	19 April 2004
Half-yearly reset preference shares dividends due	15 June 2004
Announcement of annual results to 30 June 2004	19 August 2004

CONTENTS

Introduction

- The Group reported a strong increase in profitability to $153m in FY03, compared with a loss of $25m in FY02. The key elements of this improved result are:
  - Insurance margin of 12.3% exceeding the Group target zone of 9≠11%, driven by increases in underwriting profit and investment returns on technical reserves relative to the prior comparative period;
  - FY03 marks the second consecutive year, and 2H03 the fifth successive half-year, of underwriting profit;
  - Group combined ratio (COR) of 95.7% marginally ahead of the target zone of 96≠98%. This has been reached prior to the target period of 1H05, which is the period by which integration benefits of CGU/NZI are scheduled to be fully in the run-rate;
  - All business segments are performing within or better than the stated target zones, with better than expected performance from the CGU/NZI business; and
  - Continued, but reduced, impact of poor equity market performance, generating a loss on shareholders' funds of $120m pre-tax, compared with a loss of $234m for the prior comparative period.
- The full year pre-tax insurance profit of $571m represents an insurance margin of 12.3% and has been driven by:
  - Continued sound performance of the short-tail portfolio;
  - Stability of the statutory personal injury schemes and a continued focus on claims management in the these classes;
  - Realisation of the targeted business improvements in the international businesses; and
  - Very strong performance of the newly acquired CGU/NZI portfolios for the six months since acquisition.
- The Group's commitment to initiatives aimed at fundamentally improving the business, in terms of operational efficiency and risk management, has positioned the Group to sustain ongoing improvements in the underwriting and insurance result. The strength of the Group is in part demonstrated by its ability to sustain improvements in key ratios in this period while absorbing losses such as the Canberra bushfires, integration expenses and continued losses from the equity markets.
- As the acquisition of CGU/NZI was completed on 2 January 2003, the commentary and analysis throughout this report on Group performance in FY03 reflects the consolidation of six-months of CGU/NZI results.
- With the acquisition, the Group has made the transition from a predominantly directly distributed personal lines insurance group to a multi-channel distributor and underwriter of both personal and commercial lines insurance. As a result, the key trends in the Group's business in FY03 will be different to that exhibited in prior years. A breakdown of domestic short-tail and international business into direct and indirect business, and domestic long-tail into personal injury and other lines, has been provided to assist with analysis.

- In analysing the FY03 results relative to the prior periods, there are a number of points that need to be noted to aid comparison:
  - The CGU/NZI business is predominantly intermediated insurance business, which characteristically has a lower loss ratio, but higher expense ratio due to brokerage and commissions paid to third parties. Therefore, whilst the COR is comparable with prior period results, the loss and expense ratio exhibit changes reflecting the impact of the CGU/NZI business in FY03 results;
  - The financial results for FY02 included a number of unusual/non-recurring items, which have been detailed again in a later section of this report for the purpose of consistent comparison with FY03; and
  - Integration expenses of $45m for the six-months of FY03 have been included in the underwriting result. They are allocated between claims and underwriting expenses. Thus, both the loss and expense ratio for 2H03 have been increased by integration expenses.
- During 2H03, the Group completed its $1.9bn capital raising programme as part of the funding for the CGU/NZI acquisition by issuing:
  - A$200m of reset preference shares;
  - US$240m of dated subordinated debt; and
  - $75m in ordinary shares through shareholder participation in the dividend reinvestment plan ('DRP') and underwriting the balance of the Group's DRP.
- The servicing costs of the funding raised during the period are lower than anticipated in the acquisition business case.

OVERVIEW OF FINANCIAL POSITION

- During the period, the Group successfully completed its long-term funding programme for the acquisition and is now operating with a capital mix of 68% ordinary equity, 12% hybrid equity and 20% debt, which is in line with its target capital mix.
- The Group has strengthened its capital position. It has a Group MCR multiple of 1.62x as at 30 June 2003. This is at the upper end of its MCR target multiple range of 1.35x–1.65x. The MCR multiple of the Australian general insurance operations at balance date is 2.03x.

PROGRESS OF INTEGRATION

- The integration programme for the CGU/NZI business has been in operation since completion of the acquisition on 2 January 2003, with extensive preparation already in place prior to completion. The programme is now in the synergy realisation phase.
- To date, the integration process is progressing as planned. Synergies achieved by 30 June 2003 were ahead of schedule and management of costs on track. The Group remains confident of the integration delivering the targeted benefits by 30 June 2004 and has upgraded the benefits to be collected during FY04 by $13m.

- In the planning phase of the integration a new operational model was established for the Australian operations. It is based on 2 layers:
  - The distribution layer – direct, intermediary and business partners channels; and
  - The manufacturing layer, which is a number of "engines" which underwrite and manage, claims for particular products lines for all distribution channels.


Distribution Layer
Manufacturing Layer
Direct Distribution
Business Partner Distribution (Financial Institutions & Affinity Groups)
Intermediary Distribution
Personal Lines Underwriting
Personal Injury Underwriting
Commercial Underwriting
Personal Lines & Commercial Motor Claims
Personal Injury Claims
Commercial Claims

- The consolidation of the insurance product manufacturing process allows the distribution channels to focus on the relevant customer base, while bringing scale capabilities to bear across the whole portfolio.
- The progress of integration by business area is as follows:
  - Personal Lines underwriting is now centralised with IAG's existing short-tail operations to enhance CGU's risk rating and underwriting profitability;
  - The home insurance procurement model and motor insurance repair models are now national, with claims processing and call centre consolidation on target;
  - For Business Partners, the state structures within CGU have been realigned, eg. relationship management functions and centralisation of state administration functions;
  - Within Personal Injury, migration to the CGU brand for all workers' compensation is underway and premises consolidation is completed;
  - The integration of CGU's Intermediary division and IAG's commercial business has been completed. IAG NZ's commercial business, which used the Circle brand, has also been integrated with the NZI business.
  - All head office functions have been consolidated. Examples of benefits to date include Corporate Services having moved to an enhanced group procurement model, and all the Group's operations being successfully migrated to one general ledger on 1 July 2003; and
  - Technology Services are now integrated. The focus is on realignment to improve the delivery of systems.

Synergy realisation schedule	2H03 Estimated	2H03 Actual	1H04 Estimated	2H04 Estimated
All amounts are pre-tax	A$m	A$m	A$m	A$m
Cumulative run-rate per annum				
Personal lines	6	15	49	70
Commercial	4	14	20	35
IT, shared services & overheads	8	13	25	35
Australia sub-total	**18**	**42**	**94**	**140**
International - New Zealand	**3**	**12**	**17**	**20**
Total synergies in run-rate	**21**	**54**	**111**	**160**
Reported income statement				
Synergy benefits collected	7	9	38	74
Costs of implementation expensed	(49)	(45)	(40)	(12)
Net impact on profit for period	**(42)**	**(36)**	**(2)**	**62**

- Integration synergies of $54m per annum have been locked in as at 30 June 2003, against targets announced in February 2003 of $21m. The favourable variance is a consequence of key integration initiatives being achieved earlier than initially planned.
- As a consequence, the estimates for the run-rate achievements for 1H04 have increased by $14m from $97m to $111m. Further, the synergy benefits, which will flow into the bottom line will be collected earlier than previously advised with $38m now estimated to be booked during 1H04 and a further $74m during 2H04, an increase of $13m for FY04.
- The cumulative synergy target, being a $160m per annum sustainable increase in pre-tax profits, remains unchanged. It is on target to be achieved by June 2004.
- The estimated costs of the integration remain unchanged at $145m. However, following a detailed review of the integration plans, only $48m has been capitalised (against the initial estimate of $60m) and $45m was expensed by June 2003 (against the initial estimate of $49m). This results in a further $52m to be expensed by June 2004, an increase of $16m over the original estimate.

UPDATE ON STRATEGY

- The Group's strategic initiatives are focused around managing the business to achieve sustainable growth. In May 2002, the Group identified the following strategic platforms to achieve its overall goal of top quartile total shareholder return.


Reinvigorate customer focus
Extend scale in general insurance
Leverage core capabilities
Risk management
Growth/quality earnings
Core operations
Deliver earnings
Build capability
Investigate & pursue
Emerging opportunities
Goals
Top quartile total shareholder return
ROE 13 – 15%
Double gross written premium by FY 2007 to $6.6bn
Maintain combined ratio < 100%
Maintain 'AA' category rating

- Over the financial year 2003, the Group has made significant progress in achieving its five-year financial aspirational goals. The following section focuses on each of these goals and summarises the implementation and progress of key initiatives to achieve these goals.

Reinvigorating customer focus

- The Group has implemented a programme, referred to as 'Getting it Right", which is specifically focused on improvement in the quality of service delivery to customers, particularly in the direct channels. As part of this process, ideas were solicited from a number of forums and customer focus groups within the Group.
- A number of changes have already been implemented and the balances are being scheduled and managed through a programme encompassing both integration and Getting it Right. Examples of initiatives delivered to date are:
  - An injury coding and claims estimate system for early identification of major Compulsory third party ('CTP') motor liability insurance claims such as permanent disability. With immediate referral to the Major Claims unit, CTP claims management and claimants will benefit from:
    - Accurate, early identification of significant injuries;
    - Faster response time in satisfying the claimant's care and rehabilitation needs; and
    - Improved injury management for claimants that could result in early return to work and better quality of life.
  - A dedicated process to follow-up returned mail so that customers are located and the risk of their cover lapsing inadvertently is reduced.

Leveraging core capabilities

- The initiatives to extend the Group's core competencies in claims management include extending the preferred supplier model by:
    - Implementing the Preferred Smash Repair model in Victoria and for tow-trucks and home builders; and
    - Providing virtual assessing centres in those regions where the Group's scale of operations does not support the full preferred repairer model.
- Improvements in the Group's claims management processes have delivered increases in claims satisfaction and led to strong retention rates being experienced in all major products.

Extending scale in general insurance

- With the acquisition of CGU/NZI, the Group has almost achieved its goal of doubling GWP between 2002 and 2007 to $6.6bn. Annualising the 2H03 results and excluding the health insurance business, the GWP run rate for the Group is $6.3bn per annum. With scale in each of its product lines in general insurance, the Group is well placed to deliver market-leading efficiency in its operations.

Risk management

- During the period the Group has implemented various programmes to reduce risk in the nature of:
    - Asset & liability management, for example the Group implemented a tactical option protection programme aimed at significantly reducing the risk of the Group generating a loss for the period as well as protecting the Group's capital position from falling below a tolerable level as a result of continued weak equity markets while it was completing the funding for CGU/NZI;
    - Internal process and culture improvements, including ensuring there are business continuity plans and documented risk management and compliance responsibility at operational unit level; and
    - Legislative compliance with the new Australian Prudential Regulation Authority ('APRA') regime and adoption of Financial Services Reform (FSR) regime. The Group's directly sold general insurance business (excluding RACV and CGU distributed products) opted into the new FSR regime on 28 July 2003 for licensing, with product disclosure being implemented on a gradual basis. The rest of the business is on-track for implementation by the March 2004 deadline.

Growth in quality earnings

- The Group has made significant progress in reducing the volatility of its results. Its expanded mix of business and its reinsurance protections are such that the risk of producing an underwriting loss is now very low.
- The Group's exposure to equity markets has also been significantly reduced. Capital has been gradually restructured to reduce the average cost of capital and thus enhance the likelihood of improved returns for the shareholders.
- In addition to this, the Group is investing in long-term sustainability of value through improved customer focus and service; technology transformation; people and culture development; and focusing on the role of the Group and its business in the community and the environment.

- The FY03 results successfully delivered to the target zones set six months ago for post completion of the integration. The following table shows the target ranges for each business segment compared with FY03 results and provides updated targets for the coming year.

	Post CGU/NZI acquisition target %	FY03 results %	Status	Revised targets %
COR – Group	96 – 98	95.7	✓	93 – 96
COR – Short-tail	94 – 96	93.7	✓	92 – 94
COR – Long-tail	105 – 110	102.2	✓	100 –105
COR – International	92 – 95	95.3	In line	91 – 93
Insurance margin (pre-tax)	9 – 11	12.3	✓	9 – 12

- The revised targets reflect:
  - The continued stability of the Group's personal lines and personal injury businesses;
  - The very strong performance of the CGU/NZI acquired businesses;
  - Improved confidence in the synergies deliverable from the acquisition; and
  - The impact of low interest rates which means the combined ratio targets need to be reduced to enable the insurance margin of at least 9% to be sustained, this being required to support delivery of reasonable returns for the Group's shareholders.

Long term strategy

- The Group's longer-term strategy and the steps required to achieve it can be depicted as:



Progress
Progressing this will depend on being able to show internationally applicable core competencies
Generation of international growth and profitability
Generation of domestic organic growth and profitability
We believe that there are substantial opportunities locally for a few years
June 2003
Generation of domestic scale
Delivered
Time

- As previously disclosed to the market, the Group's immediate focus is on its home markets in Australia and New Zealand to ensure that these operate very efficiently, enhancing service and value to customers and generating returns for the Group's shareholders.
- To maintain growth at a reasonable level for the medium to long-term, the Group expects that further expansion overseas will be necessary. Such expansion is acknowledged as inherently more risky than local expansion. Accordingly, the Group has commenced detailed research to ensure opportunities are appropriately examined and that the Group has the competencies required to ensure added value from such expansion.

Full year results

Consolidated Financial Results	Full year ended June-01	Full year ended June-02	Full year ended June-03	*Variance from June-02*
	A$m	A$m	A$m	*A$m*
Gross written premium	**3,198**	**3,558**	**5,150**	***1,592***
Gross earned premium	**3,035**	**3,448**	**4,885**	***1,437***
Reinsurance expense	(260)	(253)	(249)	*4*
Net premium revenue	**2,775**	**3,195**	**4,636**	***1,441***
Net claims expense	(2,233)	(2,425)	(3,363)	*(938)*
Underwriting expense	(564)	(628)	(1,074)	*(446)*
Underwriting profit/(loss)	**(22)**	**142**	**199**	***57***
Investment income on technical reserves	232	136	372	*236*
Insurance profit	**210**	**278**	**571**	***293***
Financial services	20	(5)	3	*8*
Net corporate expenses	(121)	(42)	(39)	*3*
Amortisation and interest	(39)	(67)	(128)	*(61)*
Profit/(loss) from fee based businesses	15	32	10	*(22)*
Investment income/(loss) on shareholders' funds	126	(234)	(120)	*114*
Investment income/(loss) on external funds	44	(75)	20	*95*
NSW Insurance Protection Tax	-	(21)	(20)	*1*
Non-recurring items [1]	-	33	-	*(33)*
Profit before income tax	**255**	**(101)**	**297**	***398***
Income tax (expense)/benefit	(44)	18	(80)	*(98)*
Profit after income tax	**211**	**(83)**	**217**	***300***
Outside equity interests	(68)	58	(64)	*(122)*
Profit/(loss) attributable to all shareholders	**143**	**(25)**	**153**	***178***
Dividends paid on reset preference shares	-	-	(21)	*(21)*
Profit/(loss) attributable to ordinary shareholders	**143**	**(25)**	**132**	***157***

Financial Results/Ratios	Full year ended June-01	Full year ended June-02	Full year ended June-03
GWP (A$m)	**$3,198**	**$3,558**	**$5,150**
Profit attributable to shareholders (A$m)	$143	($25)	$153
ROE % (Average Equity) to ordinary shareholders	5.32	(1.00)	4.70
Basic EPS (cents)[2]	9.40	(1.78)	8.65
Diluted EPS (cents)	9.39	(1.77)	8.61
DPS	10.0	10.5	11.5
Group insurance ratios			
Loss ratio	80.5%	75.9%	72.5%
Expense ratio	20.3%	19.7%	23.2%
Administration expense ratio	*19.0%*	*18.7%*	*18.4%*
Commission ratio	*1.3%*	*1.0%*	*4.8%*
Combined ratio	100.8%	95.6%	95.7%
Insurance margin (before tax)	7.6%	8.7%	12.3%
Minimum probability of sufficiency of general insurance claims reserves	90%	90%	90%

1. ***Non-recurring items: Profit on sale of Building Society ($45m) and legal expenses related to "Share in the Future" ($12m).***
2. ***Based on the weighted average number of shares.***
3. ***The 30 June 2001 comparatives throughout the report reflect the full 12 months to 30 June 2001, not just the period from acquisition of the business by the parent entity.***

A. KEY ELEMENTS OF RESULTS

- The Group achieved a strong increase in net profit after tax to $153m for the year ended 30 June 2003 following a loss of $25m for the previous comparative period.
- The key drivers of the improved result were the benign weather conditions; inclusion of the CGU/NZI business for six months since acquisition in January 2003; continued strong performance of the underlying operations; and a reduction in the impact of weak equity markets.
- The gross written premium grew from $3.6bn in FY02 to $5.2bn FY03 representing a 45% increase over the period. Of this growth, 36% was attributable to the inclusion of six months of CGU/NZI results since acquisition in January 2003 and remaining 9% was attributable to organic growth. Included in the 9% organic growth is 5% growth in the policy count of the Australian business.
- As flagged at 1H03 results, the IAG business and the newly acquired business are both performing above management expectations and, consequently, the Group revised the combined ratio (COR) targets for each business segment and insurance margin for the Group at that time. The stated deadline for these targets was post completion of the integration of the CGU and NZI businesses. These targets have now been further revised for FY04 to reflect the inherently strong performance of the business and the low interest rate environment.
- The solid performance of all business segments contributed to the 40% improvement in the Group's underwriting profit, from $142m to $199m. The Group has generated an underwriting profit for the second consecutive full year and fifth consecutive half-year.
- The short-tail portfolio continues to deliver underwriting profits, sustained by effective claims and expense management. Whilst the short-tail COR of 93.7% also benefited from the particularly benign weather conditions in 1H03, this was partially negated by the Canberra bush-fires in January 2003. This segment also bore $37m of the total integration expenses of $45m expensed during 2H03.
- Similar trends are exhibited in the long-tail business which produced a COR of 102.2%, supported by the continued stability in the major personal injury portfolios.
- Whilst international business was marginally outside of the set target of 92—95% at 95.3% for FY03, this includes the captive and integration expenses. The New Zealand business achieved a COR of 94.3%.
- Although the Group is producing COR within or exceeding target ranges, the components of the COR include a change in mix which is attributable to the transition of the Group from predominantly directly sold general insurance to a multi-channel approach. Multi-channel distributors tend to have a higher premium per risk to cover additional expenses involved in tailoring the product and/or tailored service using an intermediary such as a broker. This leads to a lower loss ratio for the same claims and a higher total expense ratio.

- At face value, the loss ratio has improved to 72.5% in FYO3 from 75.9% in FY02. However FY02 was impacted by various one-off items and for FY03, $15m of the integration costs was allocated to claims expense (detailed in section "unusual/non recurring items"). Excluding these one-off impacts, the loss ratio would have been 78.6% in FY02 and 72.2% in FY03. Of this improvement, 4.8% is attributable to the changing mix of business and the remainder from ongoing strength of the underlying insurance business and benign weather conditions.
- The expense ratio for FY03 was 23.2% compared to 19.7% in FY02, with integration expenses increasing the ratio by 1% while the changing mix of business accounted for 2.3% of the difference.
- The insurance margin has more than doubled from $278m to $571m, driven both by growth in underwriting profit and investment returns on technical reserves. More importantly, the insurance margin of 12.3% for FY03 exceeds the Group target of 9–11% and is also an improvement of 3.6% compared to FY02.
- The improved investment return on technical reserves was primarily the result of the Group's decision to eliminate equities exposure in the technical reserve portfolio in June 2002 and the inclusion of the CGU/NZI portfolio. The bond rally during the year also made a positive contribution. Throughout FY03, the technical reserves were effectively wholly invested in cash and fixed interest assets.
- Equity returns were negative for the second consecutive year. The returns on international assets were adversely affected by the appreciation in the Australian dollar. Accordingly, the Group's shareholders' funds that are substantially invested in equities returned a loss of $52m for FY03. In addition, the net cost for the year of the tactical option positions was $68m.
- The acquired CGU and NZI businesses increased the funds invested by approximately $2.6bn.
- The Financial Services result of $3m pre-tax profit for the year includes profits from the risk products of $15m and $1m from the CGU premium funding business. The loss from the core ClearView retirement income business reflects the lower than anticipated sales and the poor investment environment for the majority of the year.
- The results in FY03 also include $172m of health insurance premium, which generated an underwriting loss of $16m and an insurance loss of $12m. This business was sold in July 2003 for $100m and the Group will continue to distribute health insurance under a marketing alliance with the purchaser, MBF.
- Corporate expenses continue to be tightly controlled at $39m for FY03, a slight improvement from FY02 of $42m.
- The amortisation expense for the year of $81m reflects the additional amortisation following the CGU/NZI acquisition of $27m included in 2H03 and full-year amortisation of SGIO of $15m. The Group annual amortisation expense is expected to be $109m per annum going forward.
- The interest expense of $47m reflects the additional interest ($29m included in the 2H03) used to fund the CGU/NZI acquisition.
- The increase in the average tax rate for FY03 from previous periods is primarily due to the tax effect of the incremental amortisation expense (non-deductible) on the CGU/NZI acquisition. The reduced holding of Australian equities relative to the size of the business also reduces the proportionate benefit from franked dividends.

- The improved business result and confidence in the future has enabled the declaration of an increase in the final dividend to 7.0 cents, from 6.0 cents, per ordinary share, fully franked. This increases the full year dividend on these shares to 11.5 cents from 10.5 cents.

B. UNUSUAL/NON-RECURRING ITEMS

- The purpose of this table is to enable comparison of the trends in key insurance ratios by providing the underlying insurance results on a consistent basis. This information demonstrates consistent improvement in the underlying underwriting results.

Impact of one-off items on insurance result	1H02 A$m	2H02 A$m	FY02 A$m	1H03 A$m	2H03 A$m	FY03 A$m
Net premium revenue	**1,568**	**1,627**	**3,195**	**1,799**	**2,837**	**4,636**
Net claims expense	(1,216)	(1,209)	(2,425)	(1,382)	(1,981)	(3,363)
Underwriting expenses	(315)	(313)	(628)	(346)	(728)	(1,074)
Underwriting profit	**37**	**105**	**142**	**71**	**128**	**199**
One-off items:						
Integration expenses	-	-	-	-	15	15
WAASL valuation adjustment	(110)	(75)	(185)	-	-	-
Net loss S11, storms & bushfires	90	10	100	-	-	-
Impact on net claims expenses	(20)	(65)	(85)	-	15	15
Integration expenses	-	-	-	-	30	30
Impact on net underwriting expenses	-	-	-	-	30	30
Total one-off items	*(20)*	*(65)*	*(85)*	-	*45*	*45*
Adjusted underwriting profit	**17**	**40**	**57**	**71**	**173**	**244**
Investment income on technical reserves	88	48	136	219	153	372
Insurance profit	**105**	**88**	**193**	**290**	**326**	**616**
Adjusted insurance ratios						
Loss ratio	78.8%	78.3%	78.6%	76.8%	69.3%	72.2%
Expense ratio	20.1%	19.2%	19.7%	19.2%	24.6%	22.5%
Combined ratio	98.9%	97.5%	98.2%	96.0%	93.9%	94.7%
Insurance margin (before tax)	6.7%	5.4%	6.0%	16.1%	11.5%	13.3%

- The 2H03 results, include integration expenses of $45m for the CGU/NZI acquisition, of which $30m was allocated to underwriting expenses and remaining $15m was allocated to net claims expense.
- As previously disclosed, the FY02 insurance results were affected by a number of significant items:
  - Valuation adjustment of $185m for the Group's whole of account aggregate stop-loss contract ('WAASL') included in reinsurance recoveries; and
  - Net loss from September 11, severe storms and record bushfires, which totalled over $100m.
- The FY02 reported profit was also impacted by the following non-recurring items reported below the insurance result:
  - Legal expenses of $12m in relation to the 1994 "Share the future restructuring proposal"; and
  - Profit on sale of the Building Society of $45m.

C. RESULTS BY HALVES

Insurance Australia Group Financial Performance	1H02 A$m	2H02 A$m	1H03 A$m	2H03 A$m
Gross written premium	**1,665**	**1,893**	**1,886**	**3,264**
Gross earned premium	**1,696**	**1,752**	**1,868**	**3,017**
Reinsurance expense	(128)	(125)	(69)	(180)
Net premium revenue	**1,568**	**1,627**	**1,799**	**2,837**
Net claims expense	(1,216)	(1,209)	(1,382)	(1,981)
Underwriting expense	(315)	(313)	(346)	(728)
Underwriting profit	**37**	**105**	**71**	**128**
Investment income on technical reserves	88	48	219	153
Insurance profit	**125**	**153**	**290**	**281**
Financial services	8	(13)	2	1
Net corporate expenses	(24)	(18)	(14)	(25)
Amortisation and interest	(36)	(31)	(39)	(89)
Profit/(loss) from fee based businesses	17	15	2	8
Investment income on shareholders' funds	(54)	(180)	(129)	9
Investment income/(loss) on external funds	4	(79)	12	8
NSW Insurance Protection tax	(10)	(11)	(9)	(11)
Non-recurring items	33		-	-
Profit / (loss) before income tax	**63**	**(164)**	**115**	**182**
Income tax (expense) / benefit	(5)	23	(18)	(62)
Profit / (loss) after income tax	**58**	**(141)**	**97**	**120**
Outside equity interest	(9)	67	(35)	(29)
Profit / (loss) attributable to shareholders	**49**	**(74)**	**62**	**91**
Insurance ratios				
Loss ratio	77.5%	74.3%	76.8%	69.8%
Expense ratio	20.1%	19.2%	19.2%	25.7%
Combined ratio	97.6%	93.5%	96.0%	95.5%
Insurance margin	8.0%	9.4%	16.1%	9.9%

- The 2H03 result marks the fifth consecutive half-year of underwriting profit for the Group.
- The 2H03 result shows some large variations from prior halves, which are substantially a result of the inclusion of the CGU/NZI results since acquisition in January 2003.
- Gross written premium increased by 73% in 2H03, relative to 1H03. The contribution of the CGU/NZI business extends beyond top-line growth, but more importantly its insurance operations are performing ahead of initial business case expectations, contributing to strong growth in the consolidated Group's underwriting and insurance results.
- The Group's out-performance on previous periods is made clear when one-off impacts are excluded. The underlying underwriting profit (after excluding one-off impacts) improvement is $133m, relative to $40m in 2H02 and $173m in 2H03. The insurance profit was supported by both the stronger underwriting profit and increased investment returns on technical reserves, which increased from $48m in 2H02 to $153m in 2H03.
- As flagged during the 1H03 results announcement, the insurance margin of 16.1% benefited from the bond rally and unprecedented benign weather conditions, which is not sustainable. The lower insurance margin of 9.9% is due largely to the integration expenses, the Canberra bushfires and a reduced investment yield.
- The other impact of the acquisition on the Group's reported results for 2H03 has been an increase in amortisation and interest expense by $27m and $29m, respectively. These are attributable to the CGU/NZI acquisition.

Group insurance ratios


Expense ratio
22.1%
23.9%
21.6%
19.0%
1.3%
18.7%
1.0%
18.4%
4.8%
FY98 FY99 FY00 FY01 FY02 FY03
Loss ratio
87.3%
83.8%
85.9%
80.5%
75.9%
72.5%
FY98 FY99 FY00 FY01 FY02 FY03
Combined ratio
109.4%
107.7%
107.5%
100.8%
95.6%
95.7%
FY98 FY99 FY00 FY01 FY02 FY03
Insurance margin (before tax)
4.5%
3.2%
4.6%
7.6%
8.7%
12.3%
FY98 FY99 FY00 FY01 FY02 FY03

** Commission ratio negligible prior periods.*

- The key insurance measures show a strong track record and that the Group has achieved continuous improvement year on year since FY98.
- The CGU/NZI acquisition has increased the Group's indirect business from 10% to more than 40% of the Group's GWP. The transition from a predominantly direct distributor to a multi-channel distributor changes the composition of the Group's COR.
- The increase in the total expense ratio from 19.7% in FY02 to 23.2% in FY03 is primarily due to commission ratio of 4.8%. The expense ratio was also affected by the inclusion of CGU/NZI integration expenses of $30m. The remaining $15m of integration expenses was allocated to the claims expenses.
- The loss ratio has benefited from benign weather conditions, improving from 75.9% in FY02 (78.6% excluding one-offs) to 72.5% (72.2% excluding integration expenses). However, industry authorities on weather patterns anticipate a return to more normal weather conditions in coming months with more wet weather expected when the El Niño weather cycle ends.
- The combined ratio of 95.7% is just ahead of the Group's previously announced target range of 96–98%, with integration expenses of $45m accounting for 1% of the FY03 COR. On a consistent basis, Group COR actually improved from 98.2% in FY02 to 94.7% in FY03.
- The Group's pre-tax insurance margin of 12.3% for FY03 exceeds the Group target range of 9–11% and represents a 3.6% increase on FY02. The insurance margin increase is attributable to both underwriting profit and improved investment returns on technical reserves.

Analysis of group results

A. PREMIUM GROWTH AND DIVERSIFICATION



Gross Written Premium by business A$bn
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.0bn
$6.3bn
FY97
FY98
FY99
FY00
FY01
FY02
FY03
1H03 Proforma
FY03 Proforma
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail

Notes:

(1) Includes GWP of all businesses except Inwards Reinsurance, which is in run-off.

(2) Pro-forma combined group is based on 12 months to 30 June 2003 for IAG pre-acquisition business and six-months of CGU/NZI's GWP annualised. The FY03 pro-forma also excludes health insurance.

(3) Other short-tail primarily consist of 2% other accident, 1% extended warranty and 1% consumer credit businesses.

A.1 Premium growth

- The main driver of growth in gross written premium from $3.6bn to $5.2bn in FY03 was the inclusion of $1.3bn of CGU/NZI premium. In the 1H03 investor report, the Group showed a pro-forma combined group GWP of $6.0bn, which was based on the 12 months to December 2002, being the latest data at the time.
- Given that this period includes GWP performance for CGU/NZI based on the first six-months of calendar 2003, the updated GWP for the Group run-rate increases by $0.3bn to $6.3bn. This increase excludes $172m of health insurance premium as, following the sale of the underwriting business in July 2003, the Group will only be a distributor in subsequent financial periods.
- This premium growth includes continued high retention rates and growth in new business in the existing and acquired entities. It is also a reflection of the strength of the multiple brands now operated by the Group and the benefits of an increased range of insurance products, which enables the Group to be a one-stop insurance provider.
- The Group now has sufficient scale in all its insurance products and the various distribution channels to allow its products to reach an expanded customer base. This, in combination with the Group's skills in risk-based pricing, should ensure its ability to provide sustainable value for customers and growth in returns for shareholders.

A.2 Product diversification

- Product diversification is important on a few fronts: firstly, the ability to provide a wider range of products to market; secondly, it provides an additional avenue to generate premiums; and thirdly, it reduces the concentration of risk.
- The graph on the previous page shows the transition from a predominantly personal lines general insurance group to a complete multi-line general insurance group.
- Over the six months since acquisition, the Group has focused on optimising the structure and expertise that it has acquired from CGU/NZI with a view to further improving its operations. This will ensure that it delivers the benefits arising from greater diversification in the business.
- To date, the strong growth in GWP, underwriting profitability and an increased insurance margin are indications that the Group is tracking in the right direction for sustainable growth for the future.

A.3 Geographic diversification

- The goal of 50% GWP sourced outside NSW/ACT has now been achieved with the acquisition of CGU/NZI.

Gross written premium outside NSW/ACT



60%
50%
40%
30%
20%
10%
0%
% non NSW/ACT
8%
11%
12%
20%
21%
34%
40%
42%
51%
56%
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY03 Proforma

A.4 Distribution channel diversification


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2%
12%
86%
11%
36%
53%
FY02
Proforma Group FY03
Direct
Intermediated
Third party

Note: Proforma Group is based on full-year 30 June 2003 annualised for six-months of CGU/NZI results.

- The CGU/NZI acquisition has enhanced the Group's distribution channels by combining the number one direct distribution business model with the leading intermediary distribution model in the Australian and New Zealand general insurance industry.

A.5 Growth

- The Group is focused on delivering organic growth across its portfolio, subject to any issues of product structure or concentration in specific markets.
- The Group's lowest penetration by geographic region is in Queensland (approximately 15%) and this will be a particular focus for growth. Outlets have been opened in major regional centres and, when coupled with the CGU rural agents, provide a platform for growth. Until changes are made to the CTP scheme in Queensland, this product will not be actively promoted.
- The Group considers there is considerable scope for growth in the SME (small/medium enterprise) commercial market across Australia and New Zealand as surveys show considerable under or non-insurance. Development and delivery of simple, cost-effective policies is the platform for growth in this area.
- Under-insurance is also an issue in motor and home insurance. Accordingly, the Group remains focused on highlighting the importance of affordable insurance and endeavouring to keep improving its own cost efficiency. Enhancing affordability of personal insurance provides obvious growth potential for the Group through increased market penetration but, just as importantly increases the effectiveness of insurance as a community safety-net.

A. RESULTS BY BUSINESS AREA



Insurance Australia Group
General Insurance
Financial Services
Corporate & Investments
Australia
International
Investments
Corporate Costs
Long-Tail
Short-Tail
New Zealand
Captive IAG Re

Consistent with the Group's existing segment reporting, the CGU results have been split and included in short-tail and long-tail segments and NZI results have been included in the International segment.

Insurance Australia Group Limited	Short-tail	Long-tail	Financial Services	International	Corporate & Investments	FY03	FY02
	A$m	A$m	A$m	A$m	A$m	A$m	A$m
Net premium revenue	**3,031**	**982**		**623**		**4,636**	**3,195**
Net claims expense	(2,082)	(858)		(423)		(3,363)	(2,425)
Underwriting expense	(757)	(146)		(171)	-	(1,074)	(628)
Underwriting profit/(loss)	**192**	**(22)**	**-**	**29**	**-**	**199**	**142**
Investment income on technical reserves	88	269		15		372	136
Insurance profit	**280**	**247**	**-**	**44**	**-**	**571**	**278**
Financial services			3			3	(5)
Net corporate expenses					(39)	(39)	(42)
Amortisation and interest					(128)	(128)	(67)
Profit from fee based businesses		5			5	10	32
Investment income/(loss) on internal funds					(120)	(120)	(234)
Investment income/(loss) on external funds					20	20	(75)
NSW Insurance Protection Tax[(1)]					(20)	(20)	(21)
Non-recurring items					-	-	33
Profit before income tax	**280**	**252**	**3**	**44**	**(282)**	**297**	**(101)**
Income tax (expense)/benefit					(80)	(80)	18
Profit after income tax	**280**	**252**	**3**	**44**	**(362)**	**217**	**(83)**
OEI: External funds						(20)	75
OEI: Insurance Manufacturers of Australia						(44)	(17)
Profit/(loss) attributable to shareholders						**153**	**(25)**
Dividends on reset preference shares						(21)	-
Profit/(loss) attributable to ordinary shareholders						**132**	**(25)**
Basic earnings per share (cents)						**8.65**	**(1.78)**
Diluted earnings per share (cents)						**8.61**	**(1.77)**

Note: (1) ***The reduced level of NSW Insurance Protection Tax arises from an anomaly in the first year charge whereby the HIH premiums were excluded from the market figures creating an allocation to insurers that did not align with where the HIH business was ultimately placed.***

Domestic short-tail analysis

Domestic short-tail	Full year ended June-01	Full year ended June-02	Full year ended June-03	*Variance from June-02*
	A$m	A$m	A$m	*A$m*
Gross written premium	2,183	**2,357**	**3,415**	***1,058***
Gross earned premium	2,097	**2,266**	**3,222**	***956***
Reinsurance expense	(109)	(141)	(191)	*(50)*
Net premium revenue	1,988	**2,125**	**3,031**	***906***
Net claims expense	(1,543)	(1,574)	(2,082)	*(508)*
Underwriting expense	(414)	(454)	(757)	*(303)*
Underwriting profit	31	**97**	**192**	***95***
Investment income on technical reserves	56	34	88	*54*
Insurance profit	87	**131**	**280**	***149***
Insurance ratios				
Loss ratio	77.6%	74.1%	68.7%	*(5.4%)*
Expense ratio	20.7%	21.5%	25.0%	*3.5%*
Administration ratio	*20.5%*	*21.1%*	*20.8%*	*(0.3%)*
Commission ratio	*0.3%*	*0.3%*	*4.2%*	*3.8%*
Combined ratio	98.3%	95.6%	93.7%	*(1.9%)*
Insurance margin (before tax)	4.4%	6.2%	9.2%	*3.0%*

Note: IMA distribution through RACV is treated as direct underwriting expenses.



Expense ratio
(and commission ratio for FY01-FY03)
30.0%
27.5%
25.0%
22.5%
20.0%
17.5%
15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
23.8%
26.5%
23.4%
20.5%
0.3%
21.1%
0.3%
20.8%
4.2%
FY98
FY99
FY00
FY01
FY02
FY03



Loss ratio
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
85.9%
85.7%
82.7%
77.6%
74.1%
68.7%
FY98
FY99
FY00
FY01
FY02
FY03



Combined ratio
120.0%
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
109.8%
112.2%
106.1%
98.4%
95.5%
93.7%
FY98
FY99
FY00
FY01
FY02
FY03



Insurance margin (before tax)
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
-8.0%
(3.7%)
(7.9%)
(1.7%)
4.4%
6.2%
9.2%
FY98
FY99
FY00
FY01
FY02
FY03

A. OPERATING RESULTS

- The domestic short-tail business continued to produce strong results in FY03, being the third consecutive year of underwriting profits and increased insurance margins.
- The Group considers that the combination of rational markets; its commitment to consistent pricing to reflect underlying risk; increased risk diversity in the portfolio; extensive catastrophe reinsurance; and ongoing service and cost focus should enable continued reasonable insurance margins for the foreseeable future.
- The business now has a larger component of indirect business due to the inclusion of the CGU business for the six-months of FY03, with a consequent upward trend in expense ratio and downward trend in loss ratio.
- The increase in gross written premium primarily reflects the inclusion of CGU short-tail business for the second six months of FY03. However, organic growth of 7.3% was also achieved. GWP growth has been driven primarily by strong retention rates in the motor and home portfolios and hardening of premium rates in the commercial portfolio, consistent with industry experience.
- The strength of the short-tail business is reflected in its ability to absorb significant losses, including $50m from the Canberra bushfires (a further $20m was borne by the Group's captive) and integration expenses of $37m, and still deliver a COR below the prior comparative period and marginally bettering the target zone of 94%–96% for this business.
- The COR for this period of 93.7% is an improvement on 95.5% in FY02. On a consistent basis, excluding the integration costs of $37m in FY03 and one-off impacts in FY02 (detailed in previous analysis), the COR would be 92.5% in FY03 compared with 97.6% in FY02.
- The sustained improvement in the loss ratio is fundamentally driven by the Group's persistent focus on effective claims and expense management. However, there were number of factors during FY03 which also contributed to the reduction in the loss ratio to 68.7% FY03 from 74.1% in FY02:
    - Apart from Canberra bushfires in January 2003, FY03 benefited from benign weather conditions which resulted in lower claims frequency in motor collision and fewer storm claims;
    - National action on theft reduction programmes has reduced losses from professional theft in motor;
    - Inclusion of the CGU short-tail business, substantially an intermediary business which characteristically has lower loss ratios than direct personal lines insurance; and
    - Partially offset by integration expenses of $11m allocated to short-tail claims expense.
- The expected end of the beneficial impact of the El Niño cycle in FY04 will potentially lead to an increased claims frequency, however this is expected to be largely offset by continued underwriting and process improvements in the short-tail business.
- The commission ratio has been introduced in this period to enable tracking of the Group's management of its own administration expenses, which are otherwise masked by the increase in the proportion of this portfolio now sold by or through third parties on a commission basis.
- The short-tail administration ratio has improved from 21.1% to 20.8% due to ongoing improvements in the underwriting and administration processes.

- The trend in the administration ratio over the 3 years are:
  - The slight increase in the administration ratio from 20.5% in FY01 to 21.1% in FY02 was mainly attributable to costs associated with new Privacy Act compliance requirements
  - The administration ratio for FY03 includes $26m of integration expenses. Excluding this, the administration ratio improves by 0.9% to 19.9% for FY03.

B. SHORT-TAIL BY CHANNEL

- As a result of the increase in intermediated distribution following the CGU acquisition, the following table has been prepared to show the FY03 result analysed between direct and indirect distribution.
- The proportion of indirectly distributed business can be expected to be higher in subsequent periods as FY03 includes only six months of the CGU business, which is almost all distributed indirectly.

Domestic short-tail by channel	Direct	Indirect	All channels
Financial year ended 30 June 2003	A$m	A$m	A$m
Gross written premium	2,366	1,049	3,415
Gross earned premium	2,285	937	3,222
Reinsurance expense	(104)	(87)	(191)
Net premium revenue	2,181	850	3,031
Net claims expense	(1,605)	(477)	(2,082)
Underwriting expense	(444)	(313)	(757)
Underwriting profit	132	60	192
Investment income on technical reserves	68	20	88
Insurance profit	200	80	280
Insurance ratios			
Loss ratio	73.6%	56.1%	68.7%
Expense ratio	20.4%	36.8%	25.0%
Administration ratio	20.4%	22.0%	20.8%
Commission ratio	-	14.8%	4.2%
Combined ratio	94.0%	93.0%	93.7%
Insurance margin (before tax)	9.2%	9.4%	9.2%

B.1 Short-tail – Direct channel

- The direct channel primarily includes personal lines insurance and, therefore, this section focuses on the motor and home portfolios.
- For FY03 the direct channel results also include $172m of health insurance premium which generated an underwriting loss of $16m and an insurance loss of $12m. This business was sold in July 2003 for $100m and the Group will continue to distribute health insurance under a marketing alliance with the purchaser, MBF. The health business is not commented upon in the following points.
- The claims experience of the direct channel has substantially benefited from the unprecedented dry weather conditions, only one major catastrophe and lower theft rates. This dry weather reduced the incidence of motor collision and storm damage.

- Reduced cost of theft claims has also been a notable contributor to the results. The main factors driving the lower theft rates over the past year include:
  - Theft prevention and reduction programmes: The Group continues to be an active advocate for, and contributor to, programmes on prevention of theft by working with industry bodies to reduce car theft. For example:
    - The Group worked in association with the National Motor Vehicle Theft Reduction Council to support the implementation of the National Wrecks register which keeps a record of vehicles which have been written-off. This hinders thieves from "rebirthing" the vehicles, that is using the identity of the wrecked vehicles to register a stolen vehicle;
    - The Group continues to work with car manufacturers to improve car security by rewarding improved security with premium changes that reflect the changing risks inherent in the vehicle; and
    - The Group ultilises publicity to inform the market of how customers can improve their car security.
  - Dry weather conditions: As there are lower car accident rates, there is less demand for stolen parts to repair damaged vehicles.
- With El Niño receding and the expectations of returning to more normal weather conditions, the Group expects to experience higher claims frequency in coming periods. In anticipation of this and the impact of gradual climate change, over the last six months the Group has reviewed its portfolios in the short-tail book and has strengthened its reinsurance programmes aimed at protecting the Group from natural perils. Further details are provided in the section titled Reinsurance Protection.

B.2 Short-tail – Indirect channel

- The indirect short-tail channel includes intermediaries (primarily brokers), business partners and alliances.
- Prior to the CGU acquisition in January 2003, the Group's commercial business was focused on the small to medium enterprises (SME) segment of commercial market and distributed products through the intermediary and direct channels using the NRMA Insurance, SGIC and SGIO brands. This business continued to achieve substantial growth year on year, and had market share of 7.3% by 31 December 2002.
- During FY03, combination of the CGU portfolio with the Group's existing SME commercial business has enhanced the diversity of the Group's commercial portfolio with a presence not only in the SME market, but also in the broader corporate end of the market.
- The Group has restructured the indirect business to better align its operations with customers and is developing various initiatives to ensure that the Group improves underwriting principles and claims management processes. An example of this is a recent customer service initiative introducing a telelodgement pilot for commercial claims in Victoria.
- The personal lines business distributed indirectly performed well during the period, experiencing the same beneficial impacts from the weather and theft reduction initiatives outlined for the direct business.

- One management team within the Group is now responsible for manufacturing all commercial insurance products, regardless of the distribution channel, with a view of becoming one of the top three insurers in its chosen market segment. Progress is being made on this goal with the following achievements:
    - The combined Group was ranked best overall underwriter by product class in the Deloitte Touche Tohmatsu/JP Morgan 2002 General Insurance Survey; and
    - Members of the Group were selected as the approved "preferred" insurer for IBNA, Austbrokers and Steadfast broker groups for selected products. These broker groups operate nationally and represent in excess of 300 individual broking operations.
- During the June 2003 renewal season, the indirect short-tail business experienced new business premium growth and strong renewal rates of above 90% in all major products with pricing in line with expectations and prevailing market conditions.
- There was significant improvement in the underwriting results across all commercial lines, achieved through disciplined underwriting by improved risk selection and pricing combined with expense management. This strategy will be continued into FY04.

C. MARKET SHARE – PERSONAL LINES

- In prior periods the Group has provided market shares for motor and home products by State based on yearly rolling averages sourced from external surveys of insurance customers. This has been useful in providing meaningful trend information.
- The latest available reports show increases in each product and State, as expected with the CGU acquisition. However, the absolute market shares are quite different from our statistical information and, therefore, we have not included the tables.
- The Group's risks in-force have increased from 3.6m to 4.9m for motor and 2.8m to 5.9m for home.
- The Group now has a market leader position in New South Wales, Victoria, and South Australia whilst achieving substantial market share improvements in Western Australia and Queensland.
- The Group has identified a number of opportunities where there is scope to offer specifically tailored product to certain segments of the market. For example, the Group has launched the "Prime" product, which is targeted at the over 50 age group. This product is specifically tailored to service the insurance product needs of this age group and provides a platform for distributors to promote specific product benefits to their customers. Currently, the product is only available in Victoria, but the Group will roll out this product nationally during FY04.
- Now that management has been integrated, the Group will be focusing on specific areas of improvement aimed at achieving the optimum mix of business across each product and state.

D. CGU INTEGRATION

- The Group has identified a number of areas for improvement in the CGU business which is expected to deliver significant synergy benefits.
- Some of the intiatives of the integration programme for CGU short-tail business are:
  - Risk-rating: Implement a more robust risk rating system to CGU underwriting procedures;
  - Risk-based pricing: There will be some rate changes to reflect a more detailed risk-based pricing approach in certain classes of CGU business; and
  - Centralisation of underwriting: CGU's underwriting activities were fragmented throughout the individual states. Centralisation of underwriting will achieve consistency of underwriting, add scale and facilitate greater automation of the underwriting process.

E. CUSTOMER FOCUS

- The short-tail business has developed a number of initiatives and programmes to improve its customer service, including the following:
  - Development of new front-end systems for the Group's distributors for improved identification of customers to better service individual customer needs and improve customer interaction. This initiative is scheduled to commence implementation during FY04.
  - Redesign of documentation: This involves redesigning the layout and the way information is communicated to customers to improve both the understanding of the products they have purchased and the customer experience. As part of this, the Group has achieved cost savings by use of bar codes for postage to customers.
  - Other examples of customer service improvements are:
    - Increased motor vehicle coverage: Where a customer has hire car cover in their policy, the period covered has been extended from 14 to 21 days while they await vehicle recovery or loss declaration and claim payment.
    - Retention of maximum no claims discount for motor insurance if the customer has had comprehensive car insurance with the Group at the discount level for more than a year and; no at fault claim in that period. This compares favourably with competitors' offerings.
- The above are just some examples of the measures the the Group has undertaken at the detailed level to ensure that customers' experience with the Group's products and services is enhanced by better understanding and ease of transaction with the Group.

- The results of a recent customer service benchmark study revealed that the measures and intiatives implemented by the Group has seen:
  - Strong retention rates sustained at around 90% for the past two years.
  - A reduction of over 50% in the complaint levels in two years; and
  - The Group ranking above average for all its brands on customer satisfaction, which is measured on key attributes including price, convenience, clarity, recognition and value for money.
- The Group views that to continue to grow sustainably, it needs to ensure customer loyalty is maintained and improved, which is based on quality service from quote to claim and renewal.

F. UPDATE ON CLAIMS MANAGEMENT INITIATIVES

- To sustain the improvements in the Group's business, there is continual focus on innovation, whilst also enhancing the capabilities and scope of existing systems and programmes. Examples are as follows:
  - The Group has developed a means to communicate electronically with its main suppliers of white goods, jewellery and other major insured items in order to improve price transparency. The main benefit is that it allows the Group to increase efficiency in settling claims quickly and cost effectively; and
  - The Preferred Smash Repairer scheme (PSR) is being rolled-out nationally, with a distinct feature of web-based capabilities which will be available in Western Australia, South Australia and Queensland. For example, the claims assessor can take digital photos of a damaged vehicle and send these via the web to the selected panel of repairers who can then return an electronic quote. This is already operational in some areas.
- These enhanced capabilities will further improve the efficiency of claims management by allowing consistent and comprehensive information with one central data base increasing comparability of quotes and thus assisting in further reducing costs.

Domestic long-tail analysis

Domestic long-tail	Full year ended June-01	Full year ended June-02	Full year ended June-03	*Variance from June-02*
	A$m	A$m	A$m	*A$m*
Gross written premium	**788**	**811**	**1,049**	***238***
Gross earned premium	**718**	**817**	**1,019**	***202***
Reinsurance expense	(100)	(88)	(37)	*51*
Net premium revenue	**618**	**729**	**982**	***253***
Net claims expense	(508)	(609)	(858)	*(249)*
Underwriting expense	(82)	(87)	(146)	*(59)*
Underwriting profit/(loss)	**28**	**33**	**(22)**	***(55)***
Investment income on technical reserves	163	87	269	*182*
Insurance profit	**191**	**120**	**247**	***127***
Profit from fee based businesses	-	11	5	*16*
Total long-tail result	**191**	**131**	**252**	***143***
Insurance ratios				
Loss ratio	82.2%	83.5%	87.4%	*3.9%*
Expense ratio	13.3%	11.9%	14.8%	*3.0%*
Administration expense ratio	*12.4%*	*11.2%*	*11.4%*	*0.2%*
Commission ratio	*0.9%*	*0.7%*	*3.4%*	*2.8%*
Combined ratio	95.5%	95.4%	102.2%	*6.8%*
Insurance margin (before tax)	30.9%	16.5%	25.2%	*8.7%*


Expense Ratio
(and commission ratio for FY01-FY03)
20.0%
15.0%
10.0%
5.0%
0.0%
12.9%
15.4%
15.2%
12.4%
0.9%
11.2%
0.7%
11.4%
3.4%
FY98
FY99
FY00
FY01
FY02
FY03


Loss Ratio
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
102.5%
74.8%
91.2%
82.2%
83.5%
87.4%
FY98
FY99
FY00
FY01
FY02
FY03


Combined ratio
120.0%
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
115.4%
90.0%
106.4%
95.5%
95.4%
102.2%
FY98
FY99
FY00
FY01
FY02
FY03


Insurance margin (before tax)
40.0%
30.0%
20.0%
10.0%
0.0%
21.8%
36.1%
27.9%
30.9%
16.5%
25.2%
FY98
FY99
FY00
FY01
FY02
FY03

A. OPERATING RESULTS

- The growth in GWP of 29% on the prior comparative period was largely due to the inclusion of the CGU long-tail business for the six-months of FY03. This growth has also enhanced the product offerings within the long-tail portfolio.
- Consequently, the larger long-tail portfolio can be classified into two major categories of personal injury, including the statutory classes of CTP and workers' compensation, whilst the remainder is primarily liability insurance sourced from CGU.
- The CGU acquisition has provided an increased presence in the liability insurance market, which primarily includes professional risks and public liability. More importantly, the profitable performance of both products, reflects the capabilities within the acquired CGU business to effectively underwrite and manage the liability insurance business. However, the Group is still a relatively small participant in the total public liability market.
- The stability experienced in the New South Wales and Australian Capital Territory CTP schemes continues to be a major driver of the improved long-tail performance.
- The COR of 102.2% for FY03 is within the Group's revised target zone of 100—105%. For a consistent comparison with the previous year's result, it is necessary to reiterate the one-off impacts in the long-tail results for FY02:
    - Valuation recoveries from the WAASL of $185m, of which 75% was allocated to long-tail; and
    - Unexpected losses in the inwards reinsurance portfolio, in particular the World Trade Center losses which contributed $60m to the net claims expense.
- Therefore on a consistent basis, the COR for FY03 of 102.2% compares favourably with 106.2% in FY02.
- The claims expense for FY03 includes an $87m expense in respect of the reduction in market discount rates applied to claims reserves relative to 30 June 2002. This comprises an expense of $80m in 1H03 and $7m in 2H03. Whilst this inflated the FY03 loss ratio by 9%, this impact was more than offset by an increase in investment income on technical reserves.
- The combined ratio now includes an identified commission ratio, which represents business sold through indirect channels. The commission ratio is now a relevant measure for the business as it has increased the proportion of its business sold through indirect channels following the acquisition of CGU. It applies to the workers' compensation and liability insurance components of the long-tail business.
- The bond rally and the full-year impact of the elimination of equities from the technical reserves drove the significant growth in investment returns, improving the insurance margin from 16.5% in FY02 to 25.2% for FY03.
- With the acquisition of CGU, the Group is seeking to leverage the strong relationships with intermediaries to cross-sell more workers' compensation into the commercial book. The ability to offer a broader suite of products in conjunction with a workers' compensation policy should also drive market share growth.
- With ongoing stability in the major personal injury schemes (New South Wales and Australian Capital Territory CTP and Western Australia workers' compensation) and rational pricing for risk in the commercial market, the Group considers that the revised target COR ratio range of 100—105% is attainable and necessary to support reasonable returns on capital while interest rates remain low.

B. LONG-TAIL BY CLASS

- The table below shows the composition of the long-tail business by class. The 'Personal injury' classes include CTP and workers' compensation, whilst 'Other' is primarily comprised of professional risks and public liability. It also includes the inwards reinsurance run-off.

Domestic long-tail	Personal injury	Other	Total
Financial year ended 30 June 2003	**A$m**	**A$m**	**A$m**
Gross written premium	**827**	**222**	**1,049**
Gross earned premium	**824**	**195**	**1,019**
Reinsurance expense	(17)	(20)	(37)
Net premium revenue	**807**	**175**	**982**
Net claims expense	(712)	(146)	(858)
Underwriting expense	(100)	(46)	(146)
Underwriting profit	**(5)**	**(17)**	**(22)**
Investment income on technical reserves	226	43	269
Insurance profit	**221**	**26**	**247**
Insurance ratios			
Loss ratio	88.2%	83.4%	87.4%
Expense ratio	12.4%	26.3%	14.8%
Administration expense ratio	*11.6%*	*10.7%*	*11.4%*
Commission ratio	*0.8%*	*15.6%*	*3.4%*
Combined ratio	100.6%	109.7%	102.2%
Insurance margin (before tax)	27.3%	14.9%	25.2%

B.1 Long-tail – Personal Injury

CTP - NSW Market share



39.9%
39.9%
39.9%
40.4%
40.9%
June 01
Dec 01
June 02
Dec 02
June 03

CTP - QLD Market share



0.7%
0.8%
1.1%
1.3%
1.6%
June 01
Dec 01
June 02
Dec 02
June 03

Sources: ***NSW CTP market share: Motor Accident Authority (MAA)***
QLD CTP market share: Motor Accident Insurance Commission (MAIC)

B.1.1 Compulsory Third Party

B.1.1.1 CTP – New South Wales

- The Group has increased its market share by 0.3% since December 2002 to 40.9%. Policies in-force shows a 5% increase on the previous period, close to the growth experienced in the market. The risk profile of the portfolio has not been affected by this growth in market share as it continues to successfully target preferred risk groups.
- The Group is delivering continued competitive pricing and experiencing strong retention rates. Penetration into the motor vehicle insurance portfolio has increased slightly during the year, and continues to be high.
- Key measures still indicate continued stability in the scheme for the fourth consecutive year since the October 1999 reforms. The reported claim frequencies and claims reported within the scheme have been trending downwards. The settlement costs are also falling, as a lower proportion of claims involve the accessing of non-economic loss benefits and legal costs have reduced significantly. Claim finalisation rates continue to accelerate across accident years, particularly for smaller claims.
- In context of the industry, the Group is the market leader in key performance measures. The Group percentage of finalised claims is 3% higher than the industry average under the NSW Motor Accidents Compensation Act. This above average rate of finalisation is also reflected in the Group achieving an average incurred cost per claim 4% lower than industry averages. In addition, the Group's average payment on finalised claims is 17.5% lower than industry averages.
- For the first time since October 2001, the Group increased its premium rates by 5%, effective 1 July 2003. The rate increase is essentially due to the effect of the drop in interest rates and increased reinsurance costs, rather than an indication of any deterioration in the underlying scheme.
- The outcomes from the medical assessment and dispute resolution systems established for the scheme are being tested to evaluate their effectiveness. The early signs continue to be encouraging and suggest that these systems are functioning effectively in these early stages.
- As part of the integration, the Group has identified key opportunities to increase the penetration of its products in the market by cross-selling to CGU's customer base through the Group's enhanced distribution channels.

B.1.1.2 CTP – Australian Capital Territory

- The Group continues to be the sole provider of CTP in the Australian Capital Territory. Positive results continue in this portfolio due to lower notifications and a general reduction in the number of large claims incurred. Claims estimates have also been developing favourably.
- Legislative changes have recently been introduced in the ACT covering civil liability. These changes are also expected to have a favourable impact on the CTP scheme experience and pricing.

B.1.1.3 CTP - Queensland

- The market share in Queensland, as measured by premium, has risen to 1.6% for the year from 1.1% in June 2002.
- The Queensland scheme experience continues to deteriorate, with the average claim size increasing over the last four years from $27,000 to $49,000. The increase is largely a result of two factors: a rise in the average payments for general damages; and a rise in future economic loss payments reflected in increases in the average payment received. There have been significant increases in the proportion of claimants receiving future economic loss payments.
- All except one insurer has filed at the MAIC premium ceiling, indicative of concerns about the adequacy of the premiums.
- The Group considers the Queensland scheme to be unsustainable in its current form and in need of substantial reform. Government intervention is considered necessary in the near future.
- Pending substantial reforms of the scheme, the Group's strategy in this market is one of containment and confining its growth to profitable segments. The Group will leverage its extensive information database to target more profitable risk groups in its motor vehicle portfolio as an avenue for growth.

B.2 Workers' Compensation

- The Group operates in all available states and territories (the Queensland system is both underwritten and managed by the government).
- With the acquisition of CGU, the Group's exposure to workers' compensation has increased significantly. Market share in the risk states (i.e. privately underwritten) has risen to 31% in Western Australia, 15% in the Northern Territory, 23% in Tasmania and 18% in the Australian Capital Territory.
- The market share in the government-underwritten schemes has also increased to 36% in Victoria and 30% in South Australia. With the addition of the CGU and Zurich books of business, the New South Wales market share has now reached 24%.
- Improvements in claims experience continue to flow from the 1999 reforms to the Western Australian scheme. The claims frequency for the scheme has fallen by 28% since the reforms were implemented (Source: The Regulator's Actuarial Assessment of the Recommended Premium Rates for 2003/2004) and has now stabilised. Access to common law has been restricted by the legislative reforms.
- The Western Australian Government has conducted a number of reviews on its workers' compensation scheme with a view to implementing further legislative reforms during 2003/2004. The reforms are expected to affect common law benefits and statutory benefits. The final package is yet to be released. Before being passed back to Cabinet, the reforms will be subject to an actuarial review to assess the likely impact on prices within the scheme.
- In spite of robust competition in Tasmania and Western Australia, which resulted in falling premium rates, GWP for the year to June 2003 was 1% higher than for the same period to June 2002.
- The Group is maintaining conservative reserves in relation to lump sums in Tasmania. So far, there is insufficient experiential data to assess the effectiveness of the June 2001 legislative reforms in restricting access to common law benefits.

- The implementation of a national claims management structure, which operates across the personal injury classes of insurance, has made it possible to swiftly deploy innovations, ensuring they are leveraged nationally.

B.3 Long-tail – Other

- The Long-tail Other category mainly consists of liability insurance products acquired as part of CGU acquisition.
- The commission ratio in this business is reflective of the indirect distribution of the products through intermediaries and business partners.
- The skills and capabilities acquired with the CGU business will support the effective management and underwriting of this business going forward. The CGU business has shown a commitment to technical risk pricing over a number of years. This cost the business market share while the markets were soft, but is now appreciated by customers and is delivering profits to the business.

B.4 Fee based businesses/managed schemes

- The Group's performance in the management of personal injury claims in the government-underwritten schemes has ensured that performance fees entitlements were achieved in all states.
- Fee income was offset by increased software development expenses associated with the rationalisation of systems and the streamlining of claims processes across Australia.

B.4.1 Claims Management CTP – South Australia

- The South Australian CTP scheme is government-underwritten with claims management contracted to the private sector. The Group held this contract from the acquisition of SGIO in 1998 until 30 June 2003.
- With the cessation of the Group's involvement in June 2003, provision was made for all closure costs including redundancies. Every effort has been made to find positions elsewhere in the organisation for people displaced as a result of the loss of this contract.

B.5 Long-tail integration and innovation

- The existing IAG commercial business and CGU intermediated business division have been integrated, as noted in the discussion on short-tail.
- Synergy benefits associated with the Personal Injury business are on track to be realised. The CGU CTP run-off has been positive, and is ahead of expectations. The workers' compensation product is now marketed using the CGU brand to leverage the strength of this brand within the intermediary market.
- The New South Wales workers' compensation business purchased from Zurich has been merged with the existing business, and synergy benefits have begun to accrue. The roll-out of the Group's claims management processes has improved performance in incentive fee measures.
- Work continues on the development of a reporting capability that will provide detailed data analysis on a national basis for statutory classes businesses. The consolidation of legacy systems inherited through acquisitions is continuing at pace.

C. DISCONTINUED BUSINESS - INWARDS REINSURANCE RUN-OFF

- The inwards reinsurance run-off programme continues to progress with a number of contracts successfully commuted during the period – the net effect was to reduce the Group's reserves on this portfolio by around 50%.
- The Group continues to actively pursue further commutations and is in ongoing discussions with a number of cedants. The increased leverage given by the outwards programme for the combined CGU/NZI/IAG operation is expected to further facilitate this process.

International general insurance


International General Insurance
New Zealand
Captive

A. INTERNATIONAL

International operations	Full year ended June-01	Full year ended June-02	Full year ended June-03	*Variance from June-02*
	A$m	A$m	A$m	*A$m*
Gross written premium	139	390	685	295
Gross earned premium	122	365	644	279
Reinsurance expense	(12)	(24)	(21)	3
Net premium revenue	110	341	623	282
Net claims expense	(72)	(242)	(423)	(181)
Underwriting expense	(45)	(87)	(171)	(84)
Underwriting profit/(loss)	(7)	12	29	17
Investment income on technical reserves	1	15	15	-
Insurance profit/(loss)	(6)	27	44	17
Insurance ratios				
Loss ratio	65.9%	71.0%	67.9%	(3.1%)
Expense ratio	40.8%	25.5%	27.4%	1.9%
Administration ratio	*35.9%*	*20.0%*	*18.4%*	*(1.6%)*
Commission ratio	*4.9%*	*5.5%*	*9.0%*	*3.5%*
Combined ratio	106.7%	96.5%	95.3%	(1.2%)
Insurance margin (before tax)	(5.4%)	7.9%	7.1%	(0.8%)

- The international business segment of the Group incorporates IAG New Zealand (IAG NZ) operations, which includes the acquired NZI operations and the Group's captive.
- Since the completion of the NZI acquisition in January 2003, the Group has focused on aligning State Insurance and NZI to ensure an integrated operating structure. As planned, integration expenses of $5m were incurred in second half of FY03.
- GWP has almost doubled with the inclusion of NZI in the international results for 2H03, which contributed 56% of GWP growth. There was a further 12% from organic growth (excluding exchange rate impact) in the existing business. The captive also increased GWP in line with the expansion of the Group.
- The organic GWP growth of 12% is due to strong growth in all portfolios, especially Circle and Corporate Partners, following the hardening of premium rates and growth in the in-force policies.

- The COR for the IAG NZ business has been particularly solid at 94.3% for 2H03. This reflects realisation of business improvements undertaken in the existing State Insurance business, including improved risk selection and claims management. In addition, claims lodged during the year were lower than expected as there were no material weather related loss events.
- The New Zealand operations have implemented significant improvements in claims management processes, including the introduction of digital remote assessing for motor claims.
- The improvement of the COR for the international business segment from 96.5% to 95.3% includes the absorption of the following significant items for the period:
  - Integration expenses of $5m in 2H03; and
  - $20m of losses from the Canberra bushfires in the captive.

B. INTERNATIONAL BY CHANNEL

- In common with the other segments, the Group has provided the following table to provide analysis of the business performance between direct and indirect channels given their distinctive ratios. As the indirect business includes only six months of NZI business and six months of the captive growth for the expanded group, GWP for this component can be expected to increase in proportion to the total in future periods.
- The New Zealand business was transformed from a predominantly direct distributor of general insurance products to a multi-channel distributor following its acquisition of the NZI business in January 2003.

International Financial year ended 30 June 2003	Direct A$m	Indirect A$m	All channels A$m
Gross written premium	**282**	**404**	**685**
Gross earned premium	**270**	**374**	**644**
Reinsurance expense	(12)	(9)	(21)
Net premium revenue	**258**	**365**	**623**
Net claims expense	(176)	(247)	(423)
Underwriting expense	(58)	(113)	(171)
Underwriting profit	**24**	**5**	**29**
Investment income on technical reserves	6	9	15
Insurance profit	**30**	**14**	**44**
Insurance ratios			
Loss ratio	68.1%	67.8%	67.9%
Expense ratio	22.5%	30.8%	27.4%
Administration ratio	22.5%	15.3%	18.4%
Commission ratio	0.0%	15.5%	9.0%
Combined ratio	90.6%	98.6%	95.3%
Insurance margin (before tax)	11.8%	3.8%	7.2%

Note: The captive result has been included in the indirect channel.

B.1 International – Direct channel

- The direct portfolio continues to produce strong growth and improving underwriting results driven by hardening premium rates and increased market share.
- Similar to the experience in Australia, the absence of any large claims event or catastrophe during the financial year contributed to lower than expected claims experience in New Zealand.
- The continued focus on expense management resulted in a lower expense ratio for this channel.
- All the direct business is now marketed under the State Insurance brand.

B.2 International – Indirect channel

- Prior to the acquisition of NZI in January 2003, the IAG NZ indirect channel was comprised of the Circle and Corporate Partners portfolios.
- The inclusion of the NZI business for six months in FY03 contributed significantly to the growth of IAG NZ indirect business and also made a positive contribution to the total underwriting result of this channel.
- The decision to use the NZI brand for all broker business was made effective from 1 July 2003. The Circle brand has now ceased to be marketed and all new and renewing business is being written under the NZI brand.
- The Corporate Partners have also contributed to a strong performance in the indirect channel. Developments during the year included renegotiation of terms, which resulted in an improvement in underwriting results and a more sustainable basis for future development of these partnerships.
- The Group expects the indirect business will continue to grow with the integration of NZI adding further scale and cementing the market leading position in this channel.
- The underwriting profit includes the captive's $20m share of the Group's $70m claims expense from the Canberra bushfires retained in by the Captive.

Financial Services

Profit Before Income Tax	Full year ended June-01	Full year ended June-02	Full year ended June-03	*Variance from June-02*
	A$m	A$m	A$m	A$m
NRMA Life Limited	18	2	16	14
NRMA Financial Management Limited	1	(8)	(14)	(6)
ClearView Retirement Solutions	**19**	**(6)**	**2**	**8**
CGU Premium Funding Pty Limited	-	-	1	1
NRMA Building Society Pty Limited	1	1	-	(1)
Total Financial Services result	**20**	**(5)**	**3**	**8**

ClearView Retirement Solutions	Full year ended June-01	Full year ended June-02	Full year ended June-03	*Variance from June-02*
	A$m	A$m	A$m	A$m
Managed investments [1]	5	5	5	-
Risk products	9	12	15	3
Shareholders Fund investment income	6	1	(1)	(2)
Retirement Solutions development	(9)	(12)	(4)	8
Distribution channel	-	(8)	(14)	(6)
Net profit after statutory fund and before income tax	**11**	**(2)**	**1**	**3**
Statutory Funds Tax[2]	8	(4)	1	5
Net profit before statutory fund and income tax	**19**	**(6)**	**2**	**8**
Funds under management	1,282	1,246	1,182	(64)
Life embedded value	185	215	200	(15)

1 Includes all single premium business including retail unit trusts
2 Statutory funds tax charged is included in the results from managed investments and risk products, it being an integral part of the result of the life operations. It is added back to reconcile to the pre-tax figures reported by the Group.

A. INDUSTRY TRENDS

- The funds management industry had its worst year for many years. For the twelve months to March 2003 retail FUM (funds under management) decreased by 2.0% although a recovery in the share market after March saw the FUM for the 12 months to June increase by 4.0% (source: ASSIRT). For the quarter to March 2003 inflows decreased by 9.6% (source: Plan for Life). High profile corporate collapses, the Iraq conflict, Bali bombing and adverse industry surveys on financial advisers by ACA / ASIC all compounded to create very high levels of uncertainty for investors. In addition, the poor investment returns during the period had the effect of delaying retirement for many people. They had a particularly adverse effect on the ClearView business where the target market is people who are about to retire.
- Despite the very poor market conditions, FUM in the new ClearView investment options increased during the year to June 2003 from $85m to $212m. However, total FUM during the same period declined by 5.1% in line with the industry.

B. OPERATIONAL RESULTS

- ClearView achieved a profit before income tax for the year to 30 June of $2m. The result was impacted by the investment market and investor sentiment. The poor investment market resulted in lower than expected investment earnings on capital and fund balances.
- The level of sales and redemptions was impacted by sentiment associated with investment returns, which also led to reduced numbers of people seeking financial advice. Sales for 2003 were $6m below 2002 levels in similar market conditions. Redemptions were higher than expected. However, in the last three months of the year, as investment returns improved, redemption rates fell.

C. FUNDS UNDER MANAGEMENT


Funds Under Management Growth
A$m
1,400
1,200
1,000
800
600
400
FY98
FY99
FY00
FY01
FY02
FY03
Life Managed Investments
Personal Investment Trusts

- FUM declined by $64m or 5% during the year. This was about equally attributable to poor returns on market investments and negative net sales, themselves impacted by market returns.
- Since investment markets started to turn around, there have been four months of investment growth, with the result that the overall average redemption rate for the fourth quarter was 3.4% less than the average rate for the previous three quarters. This indicates that investor confidence is returning and the programmes implemented to retain policy holders are taking effect.


Total Managed Investment Premium
A$m
350
300
250
200
150
100
50
0
FY98
FY99
FY00
FY01
FY02
FY03
Life Managed Investments
Personal Investment Trusts

D. RISK PRODUCTS



Risk in-force portfolio A$m
30.0
25.0
20.0
15.0
10.0
5.0
0.0
5.0
4.0
3.0
2.0
1.0
0.0
New annual premium revenue A$m
FY98
FY99
FY00
FY01
FY02
FY03
Risk inforce portfolio
New Annual Premium Revenue

- Risk products continued to produce healthy profits, up 51% on the previous year. Insurance premiums received, net of reinsurance, rose by 8.7% during 2003, while in-force premium increased to $28.1m. Claims reduced by 18%. Only one direct mail campaign for new term life business was undertaken in 2003 and, as a result, new business volumes were down compared with the prior year.
- Profit before income tax increased by $3.1m to $15.1m, as a result of the lower claims and higher premiums.

E. EMBEDDED VALUE

- The embedded value of NRMA Life Limited at June 2003 was $200m, compared with the value of $215m at June 2002. After adjusting for $30m in dividend payments in 2H03, this represents an increase of $15m. The embedded value was impacted by the lower sales and funds under management referred to above.
- Apart from the dividend, key items making up the change in embedded value were as follows:
  - Changes in economic and expense assumptions (increase of $3m);
  - Better than expected profit offset by the cost of target surplus capital established during the year (increase of $9m); and
  - Value added by new business (increase of $3m).

F. PREMIUM FUNDING

- For the first time $1m has been included in Financial Services for profit from the premium funding operation of CGU.
- Premium funding allows SME's and corporates to smooth their cash flows by turning a single insurance premium obligation into monthly payments. The premium funding provider funds the customer's insurance premium and arranges its payment on the due dates. The customer then pays the premium funding provider monthly for a period from 6 to 12 months. Interest rates are fixed on the loan. The product delivery is swift and uncomplicated and the monthly loan repayment schedule assists customers in budgeting and cashflow management.
- Premium funding is an attractive product to insurance intermediaries and insurance companies as commissions are paid up-front. This guarantees the insurance intermediary's income regardless of whether the loan is actually repaid by the customer. It is an attractive product for insurance companies because they get the premium up-front without the expense of pay-by-the-month development and exposure to credit risk. This is managed by the premium funding provider from within the interest margin. Non-payment of the debt leads to policy cancellation for the remaining policy term.
- CGU operates nationally funding commercial insurances, with 90% of its business introduced through insurance intermediaries. The average loan is $12,000 and average duration is 9 months.
- Total loans funded for the year were $160m with average loans outstanding at 30 June 2003 of $80m. CGU manages to a benchmark of less than 1% of debtors in arrears. The total bad and doubtful debt provision was $0.7m at 30 June 2003, including specific provisions of $0.3m.

Investments

A. INVESTMENT RETURNS

Investment returns	Actual return FY01	Benchmark return FY01	Actual return FY02	Benchmark return FY02	Actual return FY03	Benchmark return FY03	Notes
	%	%	%	%	%	%	
Australian equities	10.5	9.1	(4.5)	(4.7)	(2.6)	(2.1)	a
International equities	(5.7)	(6.0)	(24.5)	(23.5)	(14.5)	(18.5)	b
New Zealand equities	-	-	-	-	11.9	13.3	c
Fixed interest	7.6	7.0	6.7	6.2	8.7	8.4	d
Cash	6.1	6.1	4.8	4.8	5.1	5.1	e
Total	**6.5**	**5.9**	**(1.4)**	**(1.7)**	**2.4**	**2.2**	
Asset overlay	-	-	0.3	0.3	1.5	1.4	f
Total with overlay	**6.5**	**5.9**	**(1.1)**	**(1.4)**	**3.9**	**3.6**	
Currency hedge	(0.7)	-	-	-	-	-	f
Tactical option programme	-	n/a	(0.2)	n/a	(0.8)	n/a	f,g
Total (incl derivatives)	**5.8**	**5.9**	(1.3)	n/a	3.1	n/a	g

Notes:

a. ***Combination of S&P/ASX200 Accumulation Index (IAG ex CGU/NZI) and S&P/ASX100 Accumulation Index (CGU/NZI Aust Equities benchmark)***

b. ***MSCI World Index (ex-Australia) Net Dividend Reinvested in Australian dollars***

c. ***Combination of NZSE30 and NZSE40 Gross New Zealand equity indices (6 months only)***

d. ***Combination of internal benchmarks (for IAG ex CGU/NZI) that are marked to a benchmark of government securities constructed to reflect the target duration of the portfolio (matching insurance technical reserves) and a combination of standard market benchmarks (for CGU/NZI): UBS Composite Bond Index, UBS Bank Bill Index and 0-3 Maturity UBS NZ Government Bond Index.***

e. ***Combination of UBS Bank Bill index (Aust) and UBS Bank Bill index (NZ)***

f. ***Performance measure as contribution to total fund.***

g. ***The tactical option protection programme and currency hedges are outside the benchmark measures and therefore no benchmark return measures are applicable.***

- The investment returns incorporate the performance of the CGU/NZI investment assets for the six months since 2 January 2003. The asset class benchmarks are a combination of the portfolios managed by IAG Asset Management and the CGU/NZI portfolios managed by external parties.

Portfolio return (pre-tax) and incl. derivatives	FY01	FY02	FY03
	%	%	%
Technical reserves	6.7	3.5	8.0
Shareholders' funds	4.5	(8.2)	(6.5)

Investment returns	FY01	FY02	FY03
	A$m	A$m	A$m
Technical reserves	232	136	372
Shareholders' funds	126	(234)	(120)

- Assets in the name of CGU/NZI are managed by external parties. The returns achieved on those assets have been incorporated into the overall IAG investment returns. The Group portfolios managed by IAG Asset Management out-performed their benchmark by 0.5% for the full financial year. The CGU/NZI portfolios under-performed their benchmark by 0.1% for the six months ending June 2003.
- The prospects for a weaker global economic environment and the geopolitical uncertainities around the Middle East saw a decline in most major sharemarkets around the world providing disappointing returns to investors in early 2003. Sharemarkets bottomed in March just prior to the war in Iraq. Since then markets have recovered substantially on the back of an improved economic outlook and better than expected company earnings results.
- The return on overall shareholders' funds, before taking into account the tactical option programme referred to below, was -3.9%, 0.1% above its respective benchmark. The impact from the tactical option programme detracted 2.6% or $68m from the shareholders' funds to reduce the overall return to -6.5%.
- The overall weakness in the international equity sector returns is primarily a result of the strengthening Australian dollar especially against the US dollar. The weakness in equity markets accounted for approximately -6.2% of the 18.5% fall in the MSCI benchmark performance. Currency exchange rates accounted for the remainder.
- As a result of all the uncertainty affecting equity markets, investors sought out less risky assets in the form of government bonds. Demand for these fixed interest assets has driven prices higher, resulting in long term yields reaching their lowest level in over 25 years.
- The assets backing technical reserves remained invested in fixed interest and cash asset classes. The gain experienced on these assets contributed $372m to the Group's insurance result compared to a $136m return on technical reserves in FY02. This significant improvement was a result of the elimination of equities exposure from the technical reserves in FY03 and the additional funds from CGU/NZI acquisition. The return achieved on the technical reserve assets was 8.0% compared to the benchmark return of 7.7%.
- Despite the difficult conditions in equity markets, the Group believes that equity investments will deliver superior returns over the long-term. In this context, the Group has continued to proactively manage its investments to limit the impact of short-term weakness in market conditions whilst maintaining exposure to upside in the equity markets.

B. INVESTMENT DERIVATIVE STRATEGIES

- In June 2002, the Group implemented equity collars over part of its equity holdings to protect the Group from major market movements. During the 2H03, the Group took further action to refine and implement initiatives to better protect the Group's capital position from the impact of protracted weakness in equity markets.
- This resulted in the Group closing out a large proportion of the 'collar' option strategy at a profit and replacing it with 'in-the-money' puts. Favourable pricing and an increased level of protection made the strategy more attractive given the equity market turmoil earlier in the half.
- The changes made in 2H03 were considered prudent and appropriate given the equity market turmoil and the exposure of the Group's capital position while the funding of the CGU and NZI acquisition was being finalised.

- In June 2002, following a decision to remove equity exposure from the technical reserves, some equities were sold and others protected by a derivative overlay which effectively swapped the S&P/ASX 200 Index return for a bond index return. In April 2003, in light of the derivative exposure generated through the tactical option protection programme, the Group removed the derivative overlay on the equity assets backing the technical reserves. Physical equities were sold in favour of direct fixed interest holdings and the corresponding derivative positions were closed-out. In total, the overlay generated $94.6 million over the financial year, which more than offset the losses on the physical equity market and the gains foregone in the physical fixed interest market. Relative to the corresponding benchmark for the overlay transaction, the strategy contributed 0.1% in active return on the total technical reserve portfolio.
- Market, liquidity and credit risks associated with the Group's derivative positions are controlled by diversifying across maturities, durations and counterparties. Trading limits have been established and daily reviews take place along with regular reporting to the Group's Asset & Liability Committee and the Board, as well as the internal Risk Management & Compliance Committee and various regulatory authorities.

C. ASSET RETURN EXPOSURE

Asset return exposure	Technical Reserves FY01	Shareholders' Funds FY01	Technical Reserves FY02	Shareholders' Funds FY02	Technical Reserves FY03	Shareholders' Funds FY03
	%	%	%	%	%	%
Australian equities	14.2	67.5	-	68.3	-	44.4
International equities	6.7	24.1	-	22.6	-	19.6
Fixed interest	69.7	5.7	94.8	3.4	92.8	4.0
Cash	9.4	2.7	5.2	5.7	7.2	32.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Note:

1. ***This table represents the Group's asset class exposure (net of derivatives).***
2. ***New Zealand equities held by NZI are included under international equities.***

D. GROUP ASSETS UNDER MANAGEMENT

Assets under management As at financial year ended	30 June-01	30 June-02	30 June-03
	A$bn	A$bn	A$bn
Technical reserves	3.7	3.9	6.3
Financial Services	1.1	1.0	1.0
Outside equity interest - Unitholders' funds	0.7	0.3	0.3
Shareholders' funds	2.9	2.2	2.1
Other	0.2	0.9	0.7
Total investments - on balance sheet	**8.6**	**8.3**	**10.4**
ClearView Personal Investment Trusts	0.3	0.3	0.2
External wholesale mandates	1.0	1.5	1.5
Total assets under management	**9.9**	**10.1**	**12.1**

- The key factors attributable to the growth in the Group's assets under management are:
  - The CGU/NZI acquisition contributed additional funds to the Group of $2.6bn in 2H03;
  - There was a return of capital from a de-consolidated subsidiary in voluntary liquidation of $0.5bn during 2H03;
  - As disclosed at 1H03, National Roads and Motorists' Association Limited decided to use multiple managers for its funds rather than just IAG Asset Management; and
  - Through the acquisition of CGU, the Group gained an external mandate to manage government underwritten worker's compensation funds totalling $0.3bn.

E. CREDIT QUALITY OF ASSETS UNDER MANAGEMENT

- The credit quality of the Group's cash & fixed income portfolio ($6.3bn as at 30 June 2003) is considered very strong, with 49% invested in government securities, and 22% in 'AAA' rated fixed income securities. The minimum acceptable credit quality is 'A' rated. The portfolio is comprised of predominantly highly liquid securities, and seeks to match the duration of the insurance liabilities.

Cash & Fixed Income by Credit Quality as at 30 June 2003


Fixed Income (Grade A)
2%
Fixed Income (Grade AA)
9%
Fixed Income (Grade AAA)
22%
Govt Securities
49%
Cash & Deposits (Grade AA)
7%
Cash & Deposits (Grade AAA)
11%

Corporate

A. CORPORATE

Corporate	Full year ended June-01	Full year ended June-02	Full year ended June-03	*Variance from June-02*
	A$m	A$m	A$m	*A$m*
Head office	121	42	39	*(3)*
Fee based business (profit)	(15)	(21)	(5)	*16*
Amortisation	24	43	81	*38*
Interest	15	24	47	*23*
Total corporate expenses	**145**	**88**	**162**	*74*

- The $74m increase in total corporate expenses is primarily due to the acquisition of CGU/NZI.
- Head office expenses reduced to $39m from $42m in FY02.
- The amortisation expense for the year of $81m reflects the additional amortisation following the CGU/NZI acquisition of $27m included in 2H03.
  - As previously flagged, the Group restructured its investment in the SGIO group of companies in June 2002 such that it was no longer held through the life company. This led to recognition of $302m of goodwill subject to amortisation with effect from 1 July 2002. This resulted in additional amortisation of $15m in FY03.
  - The Group annual amortisation is expected to be $109m per annum going forward, pending changes under International Financial Reporting Standards.
- The increase in interest expense to $47m relative to $24m in the prior period is largely due to interest of $29m on the CGU/NZI acquisition funding.
- The term funding for the acquisition is now complete. The Group's current exposure to fixed rate debt (including swaps) is around $800m at a rate of around 6.8% per annum. This assumes that the US$240m dated subordinated debt is calculated using the spot A$/US$ exchange rate of 0.5985, which applied to the initial exchange under the cross currency and interest rate swap.
- As disclosed at 1H03, the fall in the fee based business result was expected as the Group decided to revert technology services operations to a cost-recovery operation for the Group, excluding third party contracts that are still in operation. Therefore, the above results represent profit from remaining third party contracts. The results of the Group's personal injury management operations for government underwritten schemes are included in long-tail.

B. IAG RISK MANAGEMENT STRUCTURE

- The Group has an integrated risk management framework which is depicted below:

IAG Risk Management Structure


IAG Board
RMCC
ORM
ALCO
UPPCO
NZ ALCO

***Key*:**

- RMCC: Risk Management & Compliance Committee
- ORM: Operational Review Management
- ALCO: Asset & Liability Committee
- NZ ALCO: New Zealand Asset & Liability Committee
- UPPCO: Underwriting & Pricing Policy Committee

- The RMCC is a non-executive Board committee. The other committees depicted above are management committees chaired by the CEO (New Zealand CEO for NZ ALCO).
- The purpose of ALCO is to allow IAG senior management to:
  - Formulate recommendations for the IAG Board concerning issues related to asset/liability management, capital adequacy and risk management;
  - Oversee implementation of IAG Board policies concerning risk and capital management;
  - Oversee the initial and ongoing implementation of, and compliance with, the Group's Risk Management Strategy (RMS) and Reinsurance Management Strategy (REMS); and
  - Report to the IAG RMCC concerning compliance with, and the effectiveness of, the RMS and REMS.

- Key activities of ALCO over the course of FY03 included:
  - Actively managing a derivative portfolio that was implemented to reduce the Group's exposure to falling equity markets; and
  - Extensive analysis performed on the matching of the duration profile of the assets backing the technical reserves with the underlying liabilities, designed to minimise the impact of shifts or twists in the interest rate yield curve on the economic value of the Group.
- Significant analysis performed on the asset mix of the shareholders' funds, which confirmed that the Group's current strategic mix remains appropriate for the Group, as the additional expected returns more than justify the proportion of investments held in equities, given the Group's strong capital position following completion of the CGU/NZI funding;
- Full and on-going review of the credit risk policy, including regular monitoring of all counterparty exposures;
- Regular monitoring of the Group's capital adequacy position with a particular focus on its sensitivity to equity market movements; and
- Initiating a review of the Group's foreign exchange hedging policy in light of the continuing commutations of the inwards reinsurance (USD denominated) liabilities.

C. CHANGES IN FINANCIAL LEGISLATIVE REQUIREMENTS

C.1 International accounting standards

- The Financial Reporting Council announced in July 2002 that Australia will adopt IFRS for financial years ending on or after 1 January 2005. The practical implications of this is that the first full year of reporting under IFRS for the IAG Group will be the 30 June 2006 financial year end.

- The high level time-line can be represented as follows:



1/07/02
1/07/04
30/06/05
30/06/06
Half-year comparatives
Half-year accounts
Implementation
Opening balances
Full year comparative figures
Initial year of IFRS reporting
24 Months

- The most significant issues have been identified by the Group and allocated to work teams with key action items in order to state the opening balance sheet at 1 July 2005 in according with IFRS. These are:
    - Financial instruments;
    - Impairment testing;
    - Tax effect accounting;
    - Defined benefit plan accounting;
    - Insurance contracts accounting;
    - Recognition and amortisation of identifiable intangibles;
    - Employee option accounting; and
    - Consolidation.
- The Group is also considering what changes may be appropriate to how it manages its investments in the light of the requirements on financial instruments.

C.2 Tax consolidation

- The Group is considering the implications of the new tax consolidation legislation. Whilst the preliminary analysis, planning and information gathering is well advanced, no formal decision has yet been taken regarding implementation tax consolidation. The preliminary view is that the wholly owned Australian entities will opt to be treated as one group for taxation purposes.

D. INFORMATION SYSTEMS

- During the year the Group undertook an extensive review of its information systems with a view to better aligning its systems and services to support the business in achieving its strategic goals.
- The key aspirations of the technology services strategy are to: leverage existing capabilities; manage risks; improve flexibility for users of technology; enhance speed; and to reduce costs over time.
- The Group has identified the following key initiatives to improve business performance through technology:
    - Supporting the business to achieve the CGU/NZI synergy targets by optimising the business model. This includes rationalisation of various technology services across all of the Group, including CGU. To date the technology rationalisation programme is on track;
    - The Group has designed a technology transformation programme aimed at simplifying and updating the Group's technology environment from both the infrastructure and applications perspectives; and
    - The programme will be a gradual process over a two-year horizon, during which time, technology services costs are expected to remain flat with savings from initiatives re-invested into technology to support the Group's future competitive position.

- The infrastructure programme extends from updating desktops to mainframe management. A major part of this programme involves in-sourcing the IBM GSA services and support centre over the next six months. In so doing, the Group will be building on existing capabilities within CGU, which had an in-house environment. As technology is a becoming an integral part of the Group's operations it makes strategic sense to take ownership of the infrastructure management within the Group in order to:
  - Better leverage resources and suppliers while gaining control over cost and service;
  - Add value by focusing on business issues; and
  - Deliver integration benefits and transformation activities.
- An example of infrastructure transformation initiative that is already implemented in part of the Group's business is the conversion of voice and data network onto Internet Protocol. Currently the voice and data networks are managed separately. Converging the two networks delivers cost reductions over time as there will be only one network to manage and it will improve flexibility in operating of the business. This means that a phone becomes like a PC where staff can log onto a phone at any of the Group's office locations and be able to utilise it as their personalised extension.
- The strategic path of the technology transformation programme is to achieve the following applications architecture:



Customer
Self Service
Branch
Call Centre
Intermediaries
Claims
Business Partners
Front Office
XML
Common services and functions
Back Office
XML
SAP
ARIBA
ORM
U/W
Shared Services
Finance
Suppliers
Repairers
Analysts

- The key outcomes of this applications architecture are to:
  - Provide a single customer view through a comprehensive uniform source of customer interaction information;
  - Provide an end-to-end process, which will encompass the development of a new web-based front-end system, based on sales and marketing and manufacturing needs. This will leverage existing customer and asset knowledge to make more informed underwriting decisions and improve response time to product changes and enhancements; and
  - Support underwriting and pricing for risk, by providing a common 'underwriting engine' to improve consistent ratings capability and improve tactical response capability around pricing.
- The effect of the transformation programme should go a long way in supporting the Group's operational sustainability.

E. SUSTAINABILITY

- The Group recognises that its business has impacts on the community, the environment and the wider economy. The Group believes that it is good business to operate in a way that recognises these impacts and responds to them effectively. It acknowledges that it must consider the risks and opportunities that they present for the Group. It is committed to understanding these impacts and to ensuring that its business minimises any negatives arising from its operations.
- The Group acknowledges that the sustainability of its business is directly tied to the sustainability of the communities in which it operates. It considers that returns to its shareholders, and the Group's own stability and growth potential, will be enhanced by conducting its business in a way that creates value for society on numerous fronts, across environmental, social and economic dimensions. The Group does this because running a successful business, including having access to the capital and community support that it needs to grow, is the best way for it to meet its commitments to its shareholders, its customers and its people.
- Shareholders generally expect the Group to meet customer demands efficiently and to utilise resources selectively. The Group strives to reward its shareholders while offering its customers quality products and services that help people to manage and reduce risk in their daily lives.
- As a result, the Group is making safety and environment central to the way it runs its business and interacts with the community. In pursuing social and environmental responsibility within its own operations and beyond, the Group is:
    - Pursuing a strong safety culture within its own workplace to reduce the human and financial impacts of workplace injury, and enable the Group to demonstrate best practice risk management to its commercial insurance customers and the community. To achieve this a strategy has been developed based on the commitments in the Charter for Health, Safety and Security.
    - Improving environmental performance starting with the in-house "basics" such as recycling, energy efficiency, less paper use and reduced travel, but extending to the entire value chain through supplier and customer relationships.
- A key aspect of the strategy is to measure the Group's current environmental and safety aspects, and develop corporate targets and action plans to improve its performance in 2004. The Group is committed to having its performance externally verified and improving its public disclosure in this area.
- The Group is also committed to integrating sustainability into its core business operations. This operational aspect is built upon three key strengths:
    - Access to and understanding of data about risk in the community – The Group has unrivalled access to, and understanding of, risk data in the Australian and New Zealand community given the coverage of the market now and historically. The challenge is how to best use this data to help make the community safer;
    - Access to customers – The Group has millions of policy-holders including individuals, households, businesses of all sizes and shapes. The challenge is how to encourage customers to share the commitment to sustainability by being safer and cleaner in the way they live their lives; and

- ➢ Access to suppliers – The Group has over 11,000 suppliers including smash repairers, builders, whitegoods retailers and manufacturers, health care providers, glaziers, stationers and waste contractors. The Group purchases an enormous quantity of goods and services from suppliers and thus has the ability to positively encourage suppliers to share the Group's commitment to a safer, cleaner community. The challenge is to give the Group's suppliers incentives to embrace sustainability as it has.

- Some examples of the sorts of initiatives and projects being undertaken across the Group to embed sustainability into the operations include:
  - ➢ Conducting and sponsoring world-class research on the impact of climate change and global warming on extreme weather events such as storms, bushfires and hail;
  - ➢ Sponsoring Preferred Smash Repairers to attend an accredited front-line management course that incorporates an environmental and OH&S training module;
  - ➢ Developing a waste strategy for smash repairers that assists smash repair shops to manage the harmful by-products of the smash repair process in an environmentally responsible way;
  - ➢ Using the internet to provide the Group's customers with information about the water and energy efficiency of whitegoods, the environmental and safety performance of cars, and ways to better protect their homes against burglary, storm damage and fires;
  - ➢ Researching and developing potential product offerings that encourage customers to engage in safer and cleaner behaviours such as driving less and building safer, cleaner homes; and
  - ➢ Working closely with a wide range of environmental and social stakeholders in order that the Group better understands the opportunities and risks of its sustainability programme.

F. COMMUNITY ENDEAVOURS

- Throughout the year the Group has been committed to supporting the community through key partnerships and sponsorships. Some of these include:
  - ➢ St John Ambulance - support for volunteer first aid and emergency services;
  - ➢ Salvation Army emergency services - support all activities during times of emergency particularly through the Canberra bushfires;
  - ➢ Careflight - a fully equipped emergency facility on a rescue helicopter;
  - ➢ National grants for community help and Crimesafe; and
  - ➢ Local communities - in excess of 110 grants made.

Financial position, dividends and capital

A. STATEMENT OF FINANCIAL POSITION

IAG Group Balance Sheet As at	30-Jun-02 A$m	31-Dec-02 A$m	30-Jun-03 A$m
Assets			
Investments	8,343	8,925	10,457
Premium receivables	739	719	1,505
Reinsurance and other recoveries	431	413	749
Deferred acquisition costs	222	239	513
Goodwill and other intangibles	632	616	1,626
Other assets	940	918	1,542
Total assets	**11,307**	**11,830**	**16,392**
Liabilities			
Outstanding claims	3,685	3,867	5,975
Unearned premium	1,839	1,877	3,301
Interest bearing liabilities	310	694	880
Gross life insurance policy liabilities	927	909	910
Other liabilities	1,567	695	1,273
Total liabilities	**8,328**	**8,042**	**12,339**
Net assets	**2,979**	**3,788**	**4,053**
Equity			
Equity attributable to shareholders	2,476	3,302	3,575
Outside equity interest	503	486	478
Total equity	**2,979**	**3,788**	**4,053**

- The key movements in the balance sheet have been driven by the completion of the CGU/NZI acquisition in January 2003. Some of the key movements from 31 December 2002 are:
  - At 31 December 2002, the Group had raised $1.1bn, via the issue of ordinary share capital and dated subordinated debt, to fund the CGU/NZI acquisition, which was completed on 2 January 2003.
  - The increase in 'Goodwill and other intangibles' was due to the recognition of $1.1bn of goodwill in respect of CGU/NZI acquisition.
  - During 2H03, the Group completed its CGU/NZI funding programme, which included raising US$240m of dated subordinated debt and $200m of reset preference shares.
  - The movement in "interest bearing liabilities" was a combination of the raising of the US$ dated subordinated debt and repayment of some short-term commercial paper.

B. CAPITAL MANAGEMENT

- The Group actively manages its capital on three parameters:
  - Risk of ruin of 1 in 750 years;
  - A 'AA' category rating for its main operating entities; and
  - A Group risk-weighted MCR (minimum capital requirement) multiple range of 1.35x –1.65x (set applying APRA principles to ALL operations) to equate to economic capital.
- These parameters are supported by:
  - Conservative claims reserving (minimum probability of sufficiency of 90%);
  - Extensive reinsurance programme (maximum loss per event currently at less than 1.5% of combined ratio); and
  - The use of a of tactical derivative programme to protect the Group's capital from protracted weakness in equity markets, particularly while the CGU/NZI funding was being completed.

B.1 Capital raising

- During FY03 the Group completed capital raisings of $1.9bn through a combination of share placements and purchase plans; a dividend reinvestment plan; the issuance of hybrid equity; and dated-subordinated debt, to fund the acquisition of CGU/NZI, which was completed in January 2003.
- The complete funding programme included the following:

October 2002	$500m of ordinary shares via an institutional book-build at $2.55 per share;
November 2002	$300m of dated subordinated debt, issued by Insurance Australia Limited (formerly NRMA Insurance Limited);
December 2002	$380m of ordinary shares through a Share Purchase Plan at $2.40 per share;
April 2003	The Group established a dividend reinvestment plan ('DRP') in January 2003 under which $75m was added to ordinary share capital. In April 2003, 26.6m shares were issued at $2.79 per share, comprised of 10.36m shares ordinary shares issued to participating shareholders and 16.24m issued under the underwriting arrangement with Deutsche Bank AG and UBS Warburg Australia Ltd.
April 2003	US$240m of dated subordinated debt, issued by NRMA Insurance Funding 2003 Limited (a wholly owned subsidiary of Insurance Australia Limited) in the United States private placement market. The US$ obligations (both principal and interest) under these notes have been swapped into A$ on a fully hedged basis; and
June 2003	$200m issue of reset preference shares (trading as IAGPB) allotted on 20 June 2003. The dividend rate for IAGPB was set at 4.51% per annum and has been fixed until the first reset date of 15 June 2008. The dividend is expected to be fully franked.

B.2 Total capitalisation and debt

Total Capitalisation	30 Jun-03
	A$m
Short-term debt	136
Long-term debt:	
Senior	87
Subordinated	657
Total long-term debt	744
Total Debt	880
Shareholders equity	
Equity attributable to ordinary shareholders	3,434
Retained profits	(396)
Foreign currency translation reserve	(2)
Reset preference shares	539
Total shareholders equity (excl OEI)	3,575
Total Capitalisation	4,455
Interest coverage & debt ratios	
Earnings before interest and tax (EBIT)	344
Earnings before interest, tax, depreciation and amortisation (EBITDA)	460
Market capitalisation at close of business day, 30 June 2003	
- Ordinary shares ($3.40 per share)	5,722
- Reset preference shares (IAGPA & IAGPB)	580
Total market capitalisation	6,302
Total debt/(Total debt+shareholders equity excluding OEI)	19.8%
Total debt/(Total debt+total market capitalisation)	12.3%
Net operating cashflow/total debt	93.8%
EBIT interest cover (times)	7.3x
EBITDA interest cover (times)	9.8x
Total Debt/EBIT (times)	2.6x
Total Debt/EBITDA (times)	1.9x

Notes: Exchange rates as at 30 June 2003 A$1.00= $0.6707USD, A$1.00=$1.1455NZD.

Maturity profile of Group debt issued by, or with the benefit of credit support from Insurance Australia Limited (formerly NRMA Insurance Limited) As at 30 June 2003 A$m)



15.5%
4.9%
39.0%
40.6%
136
43.5
299
43.5
358
FY04
FY05
FY06
FY07
FY08
FY09
FY10
A$ Commercial Paper
$NZ senior debt
$A sub-debt
$US sub-debt

Note:

1. ***Percentages represent composition of total Group debt.***
2. ***Sub-debt maturity in above graph is to the call date.***

- The Group is committed to maintaining a very strong business and financial profile consistent with a 'AA' category rating.
- The Group stays in close contact with the rating agency's views on the appropriate business and financial profile for the Group's targeted rating level.

B.3 Target capital mix

- The Group is now operating at its target capital mix.

IAG Capital Mix


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
11%
13%
76%
17%
9%
74%
20%
12%
68%
20%
12%
68%
FY02
1H03
FY03
Target
Ordinary equity
Hybrid capital
Debt

Ordinary equity = Total equity less hybrid equity less outside equity interests

B.4 Capital adequacy

Coverage of regulatory capital requirements	IAG Group 30-Jun-02	IAG Group 31-Dec-02	Unaudited Pro-forma 31-Dec-02	IAG Group 30-Jun-03	Insurance Australia 30-Jun-03
	A$m	A$m	A$m	A$m	A$m
Tier 1 capital					
Paid-up ordinary shares	2,509	3,364	3,506	3,434	885
Hybrid equity	343	343	588	539	-
Reserves	(1)	(3)	(3)	(2)	-
Retained earnings	(375)	(402)	(477)	(396)	2,555
Excess technical provisions (net of tax)	191	138	175	353	327
Less: deductions	(709)	(754)	(1,924)	(1,838)	(1,456)
	1,958	**2,686**	**1,865**	**2,090**	**2,311**
Tier 2 capital					
Term subordinated notes	-	300	735	657	657
Capital base	**1,958**	**2,986**	**2,600**	**2,747**	**2,968**
Minimum capital requirements (MCR):					
Australian general insurance businesses	970	1,024	1,531	1,392	1,460
International insurance businesses[1]	70	85	122	136	-
Other businesses[2,3]	217	197	197	165	-
Minimum capital requirements	**1,257**	**1,306**	**1,850**	**1,693**	**1,460**
MCR multiple	**1.56x**	**2.29x**	**1.41x**	**1.62x**	**2.03x**

Notes:

1. *The capital for International insurance businesses is calculated on a similar basis to the Australian regulatory requirements and includes the Captive reinsurance business and the operations in New Zealand.*
2. *Other businesses include the minimum capital requirement of NRMA Life Limited, NRMA Health Pty Limited (2002 only) and an allocation of capital for the fee-based businesses.*
3. *The MCR at 30 June 2003 excludes the capital requirement of NRMA Health Pty Limited, as the Group sold this business in July 2003.*

- The table provides an analysis of the Group's capital position, summarising both the IAG Group position and that of the Australian general insurance business ('Insurance Australia').
- The Group's practice, as disclosed in February 2003, is to determine its economic capital requirements and relate these to a multiple of MCR where the MCR is determined by treating the consolidated operations as if they were one entity, thereby eliminating any intra-group balances that may count as assets or capital when individual licensed entities are measured. The APRA standards are applied to each business and its capital, irrespective of whether the business or capital is in Australia. On this basis, the Group set a target MCR (minimum capital requirement) multiple range of 1.35–1.65x and under which its current MCR multiple is 1.62x.
- Market practice appears to be inconsistent in some respects for measurement of Group MCR. The Group's best estimate of its MCR multiple for comparison with the market is set out in the final column on the table.

B.4.1 IAG Group MCR position

- The Group's capital adequacy position has improved substantially since 30 June 2002, noting that 31 December 2002 was artificially inflated by the inclusion of $1.1bn of regulatory capital which was on balance sheet pending settlement of the acqusition of CGU/NZI in January 2003.
- The Group's capital adequacy position is now close to the top of its target range of 1.35x–1.65x Group MCR multiple.
- The increase in 'Excess technical provisions', ie. the extent to which the Group's reported insurance reserves (claims, recoveries, unearned premium and deferred acquisition costs) exceed those calculated for APRA at 75% probability of sufficiency, is mainly attributable to:
    - Additional prudential margins to allow for increased portfolio correlation assumptions;
    - A reduction in the premium liability to the extent that the 31 December 2002 calculation included an allowance for the January 2003 Canberra bushfires on top of the normal liability. No such provision was appropriate in the reported result; and
    - More detailed analysis of the claims provisions of CGU valued on the Group's normal methodology which increased the amount of prudential margin.
- The reduction in the MCR of the Australian licensed entities at 30 June 2003 of $1,392m, relative to the pro-forma figure of $1,531m at 31 December 2002, can be attributed to:
    - Elimination of the capital charges for the $550m asset overlay and the related equities, which was replaced with the lower charge for fixed interest securities;
    - Reduction in premium liability and changes in CGU provisions referred to above; and
    - Termination of intra-company guarantees within the Group.

B.4.2 Insurance Australia MCR position

- This capital position has been prepared on the consolidated financial position of Insurance Australia Limited (formerly NRMA Insurance Limited) and includes all the general insurance operations in Australia.
- The capital base is higher than the IAG Group position due to the majority of the fund raising occuring through this Group, including the funding requirements for the acquisition of the NZI Group. However, not all goodwill is included in this capital base calculation, therefore increasing net position relative to the IAG Group position.
- The result of the two issues raised above is that the MCR multiple is higher at the Insurance Australia level.

B.5 Reinsurance protections

- The Group regards its reinsurance protections as an integral part of its capital management. As noted earlier, the ongoing monitoring of the Group's reinsurance management strategy and counterparty exposures are roles of the Group ALCO.
- With the acquisition of CGU/NZI in January 2003, reinsurance protections that were common needs of both the existing business and the acquired business were renewed effective 1 January 2003. This constituted most of the Group's reinsurance treaties and expense.
- For the Group's worst foreseen catastrophe, ie a major earthquake in the Sydney basin, the Group's upper limit of cover remains $2.5bn. The net loss in that situation, provided the Group's share of the gross loss did not exceed $2.5bn, would be $70m (down from $85m six months ago). This includes a free reinstatement on all covers appropriate for renewal. For a second event, the net loss would be $50m. These covers expire on 31 December 2003.
- The Group continues to research its exposures and potential changes in its maximum probable losses (MPL). This led to an increase in the upper limits of the cover for hail and wind storms in NSW to $1.9bn from $1.5bn during 1H03. This reflected research indicating that the previous MPL (based on the April 1999 Sydney hailstorm) could, with relatively minor changes to climate conditions at the time, have been far more severe. The modelled exposure was the basis for the additional cover purchased.
- The security of reinsurers on the Group's programme continues to be closely monitored. This monitoring, which reports through to ALCO and RMCC, takes into account:
  - The balance of quantity versus quality on the mix of ratings of reinsurers on the programme, ie some concentration may be appropriate;
  - Absolute exposure to individual reinsurers on both the current year programme and any actual or potential recoverables;
  - The parts of the programme on which reinsurers participate and their aggregates in these areas from other insurers; and
  - The ability to replace the reinsurer if they are downgraded. For instance, the downgrade of one reinsurer during 2H03 led to their removal from the programme and replacement with an 'AA' rated reinsurer.
- Following the change in business mix attributable to the CGU/NZI acquisition, the Group's covers now include more proportional covers – primarily surplus covers on commercial classes – relative to the primarily excess of loss catastrophe programme prior to the acquisition. This makes guidance on the total reinsurance expense difficult. Market conditions on renewal of much of the programme effective 1 January 2004 will also be a factor. However, as an indication, a modest increase in the ratio of reinsurance expense to gross earned premium in 2H03 of 6% should not be unreasonable.

C. DIVIDEND ON ORDINARY SHARES

Period	Dividend per share	Franking
	cents	%
Final - FY 2003	7.0	100
Interim – FY 2003	4.5	100
Final - FY 2002	6.0	100
Interim - FY 2002	4.5	100
Final - FY 2001	6.0	100
Interim - FY 2001	4.0	100

- The Group has declared a final dividend of 7 cents per share, fully franked. The dividend is payable on 13 October 2003. The increase in the dividend reflects both the Group's dividend policy, which seeks to pay increasing dividends and the Group's confidence in the strength of the underlying operations.
- The Group's dividend reinvestment plan (DRP) will operate for the dividend and shares for DRP participants are expected to be allocated from existing issued shares.
- The Group's dividend policy remains unchanged, i.e. to pay a growing dividend based on a payout, ratio of 40—70% of normalised earnings.
- Normalised earnings are determined by replacing the actual pre-tax returns on investments with rates, which reflect an average experience of the past couple of years and expectations for the next couple of years. A revised post-tax earnings figure is then calculated. The current rates used for normalising earnings are 6.0% for technical reserves and 7.4% for shareholders' funds, both pre-tax.
- The Group will be reviewing its dividend policy during the year to assess its ongoing appropriateness.

D. RETURN ON EQUITY



Actual and Normalised ROE
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
3.3%
3.3%
7.7%
10.4%
10.4%
5.7%
11.0%
11.0%
7.1%
5.3%
5.3%
10.9%
(1.0%)
(1.2%)
13.3%
4.4%
4.7%
11.0%
12.1%
1.1%
FY98
FY99
FY00
FY01
FY02
FY03
ROE (Actual) attributable to all shareholders
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised)

Note:

1. ***FY98-FY01 normalised ROE was based on 8.0% return on technical reserves and 11.5% on shareholders' funds.***
2. ***FY02-FY03 normalised ROE was based on 6.0% return on technical reserves and 7.4% on shareholders' funds.***

- The actual ROE of 4.4% has improved from previous period, primarily driven by the strong underlying result for FY03 and a relative improvement in equity markets although losses on shareholders' funds continued to dampen the Group's result.
- The integration costs for the period of $45m impacted the ROE by 1.1%.
- An ROE for ordinary shareholders has also been calculated. This is prepared in recognition of the holders of the Group's reset preference shares having no right to earnings beyond the dividends on those shares. Reset preference shares were first issued in June 2002 so have no affect on ROE in prior years.
- On a normalised basis, there has also been a marginal decrease relative to the prior period, primarily attributable to the cumulative impact of weak equity markets on the Group's investment assets over the two consecutive years to FY03. In addition the capital rasied for the CGU/NZI acquisition has increased the equity base but the earnings potential of this business has not yet been fully reflected in earnings pending completion of the integration.
- The Group's method of calculating normalised returns is based on the actual investment asset balance at the beginning of each year. Therefore, the FY03 normalised returns were based on an investment balance which was substantially lower than that at FY02. The normalised calculation also uses normalised earnings for prior periods and assumes a 50% dividend payout ratio.
- The Group remains committed to delivering top quartile shareholder returns over the cycle. The Group's businesses are performing well. The Group is hopeful that improved equity market sentiment will translate into positive equity market returns and thus enable actual ROE to reach more acceptable levels.

E. SENSITIVITY ANALYSIS

E.1 Investment market sensitivities

- The following table indicates the impact of an immediate change in the market value of equities and change in interest rates on the Group's net profit before tax as at the specific dates.
- All figures include CGU/NZI operations as if they had been owned from 31 December 2002 and need to be considered in the context of the higher base assets and liabilities as at June 2003 and December 2002 relative to June 2002.

Sensitivity on NPBT	Change in assumption	IAG 30-Jun-02	Pro-forma Combined Group 31-Dec-02	Combined Group 30-Jun-03	Combined Group Mid-August 2003
	%	A$m	A$m	A$m	A$m
Investment sensitivities					
Equity market values:					
Australian equities	+1%	15.6	13.5	11.2	16.5
International equities	+1%	5.1	2.6	3.9	4.3
New Zealand equities	+1%	-	0.6	0.6	0.6
Interest rates					
Investment returns	-1% or 100 bpts change in interest rates	108.0	158.4	141.7	166.4
Outstanding claims	-1% Change in net discount rate	(75.0)	(151.5)	(145.7)	(142.6)

- The Group's exposure to equities has fallen substantially since listing. The sensitivities noted above for 30 June 2003 are as reported to the market on 17 July 2003. They take account of the tactical option protection programme which, by its nature, has a non-linear sensitivity to falls or gains in the equity market. That is, it has the effect of progressively increasing the Group's sensitivity to larger market gains.
- In June 2003, as previously announced to the market, the Group did not renew expiring options. In August 2003, the Group reduced the level of option protection over its equity portfolio. These decisions were made in the light of the substantial increase in the Group's capital strength following completion of the CGU/NZI funding and improvement in equity market performance and sentiment.
- The level of protection retained is now substantially reduced and thus the sensitivities have accordingly increased. The sensitivities are now close to linear with the markets.
- The Group's investment policy is to substantially match the duration of the assets supporting the Group's claims provisions to the expected cash flows of the underlying liabilities. These assets are invested entirely in fixed interest and cash.
- The Group's sensitivity to a 1% fall in interest rates on the fixed interest and cash assets has increased to $166.4 million since 30 June 2003. This increase is due to the removal of a tactical duration position whereby some of the Group portfolios held additional cash instead of longer duration fixed interest assets. The position enabled the Group to lock in some of the substantial profits on the fixed interest assets. The Group's fixed interest portfolios moved back to their matched liability benchmarks in August after bond yields increased to more attractive levels.

E.2 Operational sensitivities

- This table indicates the effect of a 1% change in key elements of the insurance operational performance on the Group's profit before tax for the respective periods. The sensitivities provided are stated on an annualised basis and include CGU/NZI on a full-year basis from 31 December 2002. This has led to an increase in the sensitivity.

Sensitivity on NPBT	Change in assumption	IAG 30-Jun-02	Pro-forma Combined Group 31-Dec-02	Combined Group 30-Jun-03
		A$m	A$m	A$m
Insurance sensitivities				
Loss ratio - short-tail	-1%	21.2	37.1	37.4
Loss ratio - long-tail	-1%	7.3	10.8	11.2
Underwriting expenses	-1%	6.3	13.4	13.9

Appendix A - Key ASX Releases

This schedule contains only a summary of the announcements made to the ASX since 1H03 commenced. It does not include announcements of changes in Directors' interests. Reference should be made to a full copy of the ASX announcements should further information be required. These are available on www.iag.com.au

11 August 2003

Closing date for nominations for election of directors IAG announced a closing date of 8 September 2003 for receipt of nominations for election of directors at the 2003 annual general meeting scheduled for 12 November 2003. The closing date was set pursuant to a waiver under ASX Listing Rule 14.3.

17 July 2003

Update of investment market sensitivities

As a result of the improvement in the Group's capital position, tranches of option protection expiring in June 2003 over Australian and international equities were not replaced.

At 30 June 2003, after expiry of these options, protection remains over 70% of the Group's $2.2 billion equity exposure in face value terms (previously 95% at 31 March 2003). The effective exposure to equities, as a percentage of total investments for shareholders' funds and technical reserves, has risen from approximately 13% at 31 March 2003 to approximately 18% at 30 June 2003.

The programme structure will continue to be assessed in the context of the Group's view of equity markets, its capital position and the costs of the programme.

1 July 2003

Sale of IAG's health arm to MBF incorporates innovative product marketing alliance

IAG and the Medical Benefits Fund of Australia Limited (MBF) announced that IAG had agreed to sell its health insurance underwriting and claims operations, NRMA Health, to MBF for A$100 million.

The purchase incorporates an exclusive six-year alliance in which IAG – operating as NRMA Insurance, SGIC and SGIO – will offer customers competitive health insurance products underwritten by MBF.

20 June 2003

Issue of $200m preference shares, listed on ASX ('IAGPB')

27 May 2003

Updated prospectus for issue of reset preference shares (RPS2)

The updates incorporated the dividend rate of 4.51% per annum set until the first rest date of 15 June 2008.

23 May 2003 **Dividend rate for new reset preference share offer**

IAG announced a dividend rate of 4.51% for its second offer of reset preference shares (RPS2).

The dividend rate on the RPS2 has been fixed until the first reset date of 15 June 2008 at 4.51% per annum.

20 May 2003 **Proposed issue of new reset preference shares and the intended trading halt of existing reset preference shares**

IAG lodged a prospectus with the Australian Securities and Investments Commission pursuant to which it is proposed to raise up to $200 million in a new offer of reset preference shares to be known as RPS2.

The proposed issue is part of IAG's ongoing capital management programme and the funds raised would be used to repay a portion of existing senior debt obligations. Refinancing some senior debt with hybrid equity was part of the funding program announced in October 2002 for the acquisition of CGU and NZI.

7 May 2003 **Dividend payable: Reset Preference Shares**

IAG declared a fully franked preferred dividend at a rate of 5.80% per annum payable on 16 June 2003 in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002.

The amount payable per share will be $2.8921 per share.

8 April 2003 **NRMA Insurance Funding 2003 Limited to issue US$240m subordinated notes to international investors**

IAG announced the successful allocation of US$240m of subordinated notes to lenders in the North American private placement market. These notes are structured to qualify as Lower Tier 2 regulatory capital under the APRA prudential standards.

The notes will be issued in one tranche, with a 12 year final maturity, non-callable for seven years from the date of issue, and carry a fixed coupon of 5.19%. The notes have a step-up at year seven. The issuer is NRMA Insurance Funding 2003 Limited, a special purpose vehicle that will be wholly owned by NRMA Insurance Limited, a subsidiary of IAG.

As announced on 18 October 2002, proceeds from this debt placement form part of the funding arrangements for IAG's acquisition of CGU and NZI, which was completed in January 2003.

7 April 2003 **Update of investment market sensitives**

Over the quarter ended 31 March 2003, IAG reviewed the option protection programme in place over its physical equity holdings in the shareholders' fund portfolios. The current protection now extends over approximately 95% (previously around 90%) of the Group's entire $2.1 billion equity exposure.

The composition of the protection programme has changed from the structured collar programme ("collar"), which has been highlighted in previous releases, to a combination of collars and "in-the-money" put options ("puts").

The puts comprise 57% of the total protection programme and the collars the remaining 43%. These puts effectively reduce the sensitivity of the Group's exposure to equity market movements from those reported as at 31 December 2002.

31 March 2003 **Insurance Australia Group prices shares issued through dividend reinvestment plan**

IAG announced that ordinary shares issued through the company's underwritten Dividend Reinvestment Plan (DRP) would be priced at $2.79 per share for the 2003 interim dividend.

Under the DRP, around 10.36 million ordinary shares will be issued to participating shareholders on 14 April 2003, at the same time as interim dividend payments are made.

The DRP was fully underwritten by Deutsche Bank AG and UBS Warburg Australia Ltd. Approximately 16.24 million ordinary shares will be issued under the underwriting arrangements on 9 April 2003, and are expected to commence trading on 10 April 2003.

This brings the total number of shares issued under the underwritten DRP to approximately 26.6 million ordinary shares.

17 March 2003 **More than 200,000 shareholders to reinvest in Insurance Australia Group through Dividend Reinvestment Plan**

IAG confirmed that more than 200,000 of its shareholders (around 20%) had elected to reinvest in the Group through its Dividend Reinvestment Plan (DRP), first launched in January this year.

20 January 2003 **Net exposure limited to $42 million on ACT bushfires**

IAG advised the market that the Group's losses from the weekend bushfires in the ACT and NSW would not exceed $42 million (after tax).

The Group (including CGU and NZI) recently renegotiated its reinsurance program and has arrangements to cover up to $1.5 billion per event with a retention of $70 million (pre-tax).

IAG said that, as a result of these agreements, the weekend's devastating events would not affect the Group's ability to achieve its target short-tail combined operating ratio of between 96-98%. The maximum earnings per share effect is estimated at 2.5 cents.

16 January 2003 **Update of investment market sensitivities**

IAG has updated the sensitivities of the Group's shareholder funds to movements in equity markets. As at 31 December 2002, a 1% movement in equity markets translates to a $16.7 million change in net profit before tax (30 September 2002: $14.6 million) assuming no change in market volatility.

The change reflects the impact of the acquisitions of CGU and NZI, other portfolio movements and the market impact of the structured collar options.

Over the quarter to 31 December 2002, the programme of structured collar options were expanded to cover approximately 90% of the equities of the shareholders funds held by the IAG Group (including CGU and NZI).

6 January 2003 **Launches dividend reinvestment plan**

IAG announced the terms of a dividend reinvestment plan ('DRP'). It also announced that the price at which DRP shares would be issued in respect of the 2003 interim dividend would be at a 2.5% discount to the average market price during the pricing period.

2 January 2003 **Confirms CGU and NZI transfer of ownership**

The transfer of ownership of CGU and NZI took effect as of 2 January 2003, in accordance with the terms of the Group's agreement with Aviva plc.

Share price trends & top 20 registered holdings

A. ORDINARY SHARE PRICE PERFORMANCE RELATIVE TO THE AUSTRALIAN ALL ORDINARIES AND INSURANCE INDICES TO 30 JUNE 2003



140.0
130.0
120.0
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
01/07/2002
15/07/2002
29/07/2002
12/08/2002
26/08/2002
09/09/2002
23/09/2002
07/10/2002
21/10/2002
04/11/2002
18/11/2002
02/12/2002
16/12/2002
30/12/2002
13/01/2003
27/01/2003
10/02/2003
24/02/2003
10/03/2003
24/03/2003
07/04/2003
21/04/2003
05/05/2003
19/05/2003
02/06/2003
16/06/2003
30/06/2003
14/07/2003
28/07/2003
S&P/ASX200 Index
IAG Share $
MSCI WORLD
ASX/S&P 200 INSURANCE INDEX
World Insurance Index

B. RESET PREFERENCE SHARES PRICE PERFORMANCE



Spread to Swap (bps)
300
250
200
150
100
50
0
Swap Yield to Reset Date (%)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
05-Jun-02
05-Aug-
05-Oct-02
05-Dec-
05-Feb-03
05-Apr-03
05-Jun-03
05-Aug-
IAGPA Spread to swap (LHS)
IAGPB Spread to swap (LHS)
IAGPA Swap yield (RHS)
IAGPB Swap yield (RHS)

- The first issue reset preference shares (IAGPA) listed on 5 June 2002. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 5.80% per annum.
- The second issue of reset preference shares listed on 23 June 2003. They are expected to pay a six-monthly fully franked dividend, currently fixed at 4.51% per annum.
- The performance of the IAGPA and IAGPB shares can be expected to be more directly influenced by the interest rate environment than the performance of IAG's business or the equity markets and the timing of payment of dividends.

C. ORDINARY SHAREHOLDERS (IAG) AS AT 30 JUNE 2003

Rank	Investor	# Shares	% Issued cap.
1	JP Morgan Nominees Australia Limited	189,986,491	11.29
2	Westpac Custodian Nominees Limited	111,401,251	6.62
3	National Nominees Limited	107,816,110	6.41
4	Commonwealth Custodial Services Limited	44,306,130	2.63
5	Queensland Investment Corporation	36,784,624	2.19
6	Citicorp Nominees Pty Limited	34,059,022	2.02
7	AMP Life Limited	30,640,252	1.82
8	Westpac Financial Services Limited	12,678,352	0.75
9	ANZ Nominees Limited	12,429,611	0.74
10	RBC Global Services Australia Nominees Pty Limited (RA A/C)	11,094,785	0.66
11	RBC Global Services Australia Nominees Pty Limited (MLWSIF A/C)	9,409,393	0.56
12	Cogent Nominees Pty Limited	8,663,983	0.51
13	Citicorp Nominees Pty Limited (CFS WSLE AUST SHARE FND A/C)	8,198,453	0.49
14	Cogent Nominees Pty Limited (SMP ACCOUNTS)	8,104,692	0.42
15	RBC Global Services Australia Nominees Pty Limited (PIPOOLED A/C)	7,100,691	0.42
16	Citicorp Nominees Pty Limited (CFS WSLE GEARED SHR FND A/C)	6,743,741	0.40
17	Government Superannuation Office (STATE SUPER FUND A/C)	6,216,192	0.37
18	Citicorp Nominees Pty Limited (CFS WSLE IMPUTATION FND A/C)	6,196,410	0.37
19	Citicorp Nominees Pty Limited (CFS WSLE INDUSTRIAL SHR A/C)	5,774,840	0.34
20	Suncorp Custodian Services Pty Limited (AET)	5,696,401	0.34

D. RESET PREFERENCE (IAGPA) SHAREHOLDERS AS AT 30 JUNE 2003

Rank	Investor	# Shares	% Issued cap.
1	Westpac Custodian Nominees Limited	565,675	16.16
2	Commonwealth Custodial Services Limited	255,000	7.29
3	AMP Life Limited	173,087	4.95
4	Citicorp Nominees Pty Limited	160,000	4.57
5	RBC Global Services Australia Nominees Pty Limited (JBENIP A/C)	135,888	3.88
6	Citibank Limited	115,000	3.29
7	Share Direct Nominees Pty Ltd (NATIONAL NOMINEES A/C)	100,000	2.86
8	UBS Private Clients Australia Nominees Pty Ltd	65,837	1.88
9	RBC Global Services Australia Nominees Pty Limited (BKCUST A/C)	60,200	1.72
10	Net Nominees Limited	49,733	1.42
11	Merrill Lynch (Australia) Nominees Pty Ltd	46,090	1.32
12	JP Morgan Nominees Australia Limited	46,078	1.32
13	J B Were Capital Markets Limited	30,063	0.86
14	Perpetual Trustee Company Limited	26,053	0.74
15	Kaplan Equity Limited	25,600	0.73
16	Equity Trustees Limited (EQT HIGH INC WHOLESALE A/C)	25,000	0.71
17	Brencorp No.11 Pty Limited	22,500	0.64
18	RBC Global Services Australia Nominees Pty Limited (PP A/C)	21,190	0.61
19	RBC Global Services Australia Nominees Pty Limited (RA A/C)	18,250	0.52
20	ARGO Investments Limited	15,800	0.45

E. RESET PREFERENCE (IAGPB) SHAREHOLDERS AS AT 30 JUNE 2003

Rank	Investor	# Shares	% Issued cap.
1	UBS Private Clients Australia Nominees Pty Ltd	155,305	7.77
2	AMP Life Limited	119,000	5.95
3	Commonwealth Custodial Services Limited	117,500	5.88
4	Citicorp Nominees Pty Limited	100,000	5.00
5	Zurich Investment Management Limited (ZURICH AUST FIXED INT A/C)	65,000	3.25
6	J P Morgan Nominees Australia Limited	62,500	3.13
7	UBS Nominees Pty Ltd (PRIME BROKING A/C)	54,220	2.71
8	Fortis Clearing Nominees Pty Ltd (SETTLEMENT A/C)	48,000	2.40
9	Suncorp General Insurance Limited	41,000	2.05
10	IOOF Investment Management Limited	35,000	1.75
11	Westpac Custodian Nominees Limited	34,440	1.72
12	Cogent Nominees Pty Limited (SMP ACCOUNTS)	31,000	1.55
13	National Nominees Limited	29,900	1.50
14	Net Nominees Limited	25,000	1.25
14	Zurich Australia Limited	25,000	1.25
15	GIO General Ltd	23,500	1.18
16	Suncorp Custodian Services Pty Limited (AFT)	20,500	1.03
17	Mrs Fay Cleo Martin-Weber	20,000	1.00
17	RBC Global Services Australia Nominees Pty Limited (BKCUST A/C)	20,000	1.00
18	Bayeux Capital Pty Ltd	15,000	0.75
18	Brencorp Pty Limited (BRENCORP NO 11 A/C)	15,000	0.75
18	HSBC Custody Nominees (Australia) Limited	15,000	0.75
18	Permanent Trustee Australia Limited (KAP0001 A/C)	15,000	0.75
18	RBC Global Services Australia Nominees Pty Limited (PP A/C)	15,000	0.75
19	RBC Global Services Australia Nominees Pty Limited (FLEXIPLAN A/C)	14,150	0.71
20	Mr Chak Sun Ho	12,800	0.64